UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                 QXL ricardo plc

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                              (Name Of The Issuer)

                                 QXL ricardo plc
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                       (Names Of Persons Filing Statement)

                  Ordinary Shares, nominal value of 0.1p each
                    American Depositary Shares, evidenced by
                          American Depositary Receipts,
                      each representing 250 ordinary shares
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                         (Title Of Class Of Securities)

                                   US74912W408
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                      (Cusip Number Of Class Of Securities)

    Robert S. Dighero
Chief Financial Officer                                   Thomas J. Plotz
     Landmark House                                      Shaw Pittman LLP
Hammersmith Bridge Road                                 2300 N Street, N.W.
     London W6 9EJ                                     Washington, DC 20037
(011) (44) (20) 8962 7100                                  202.663.8000
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(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
          and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c))
under  the  Securities  Exchange  Act  of  1934  ("the  Act").

B. [ ] The filing of a registration statement under the Securities Act of 1933.

C.   [ ]  A  tender  offer.

D.   [X]  None  of  the  above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

              Transaction Valuation*           Amount of Filing Fee **
                     $70,000                          $5.66


* Calculated solely for purposes of determining the filing fee, pursuant to Rule 0-11(a)(4). Represents the U.S. dollar equivalent of the estimated aggregate cash consideration in British pounds sterling to be paid by the filing person to U.S. holders for fractional interests in its ordinary shares, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on February 25, 2003 of Pounds 1.5727 to US $1.00 plus the estimated aggregate dollar amount of cash consideration to be paid for fractional interests in American Depositary Shares.
** The amount of the filing fee was calculated based on a rate of $80.90 per $1,000,000 of the aggregate value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $5.66                              Filing Party:  QXL ricardo plc
Form or Registration No.: Schedule 13E-3, File No. 5-60627  Date Filed:  February 26, 2003

                                SCHEDULE 13E-3/A

    This amendment No. 1 to Schedule 13E-3 amends the Rule 13e-3 Transaction Statement (the "Statement") previously filed by QXL ricardo plc (referred to herein as "QXL" or "Company" or "subject company" or "filing person") on February 26, 2003 with the Securities and Exchange Commission (the "Commission") and is accompanied by Amendment No. 1 to Information Statement for U.S. Holders of Ordinary Shares and American Depositary Shares (the "Information Statement"). The Information Statement filed on February 26, 2003 was distributed to U.S. holders of ordinary shares and American Depositary Shares, each representing 250 of QXL's existing ordinary shares (each, an "ADS"), in connection with the Extraordinary General Meeting of the shareholders of QXL currently scheduled to be held on March 28, 2003.

     At such meeting, the shareholders of QXL will vote upon a special resolution, which, if adopted, will result in a l-for-1,000 share consolidation of QXL's ordinary shares and the payment of cash for fractional shares to those shareholders who would, as a result of the share consolidation, hold less than one share of QXL's post-share consolidation ordinary shares, subject to retention by the Company of small amounts the cost of distribution of which would be disproportionate to the amounts involved. Holders of ADSs will receive one new ADS for each one thousand existing ADSs. Holders who would otherwise hold less than one new ADS will receive cash instead of such fractional interest.

ITEM 1.     SUMMARY TERM SHEET.

     The information set forth in the Information Statement in the section titled "Summary Term Sheet" is incorporated by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

     (a)    NAME AND ADDRESS.
     The name of the subject company is QXL ricardo plc. The Company's principal place of business is located at Landmark House, Hammersmith Bridge Road, London W6 9EJ, England. The Company's telephone number is (011) (44) (20) 8962 7100.

     (b)    SUBJECT SECURITIES.
     As of February 19, 2003, the Company had 915,263,039 ordinary shares, nominal value 0.1p each, outstanding. As of that date there were 229,036 ADSs, each representing 250 existing ordinary shares, outstanding.

     (c)    TRADING MARKET AND PRICES.
     The section of the Information Statement titled "Price Range of Ordinary Shares and ADSs; Dividends" is incorporated by reference.

     (d)    DIVIDENDS.
     The section of the Information Statement titled "Price Range of Ordinary Shares and ADSs; Dividends" is incorporated by reference.

     (e)    PRIOR PUBLIC OFFERINGS.
     The Company has not made any underwritten public offering of its ordinary shares or ADSs during the past three years.

     (f)    PRIOR STOCK PURCHASES.
     The section of the Information Statement titled "Price Range of Ordinary Shares and ADSs; Dividends" is incorporated by reference.

     ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)     NAME AND ADDRESS.

     The filing person, QXL, is also the subject company, with its address and telephone number provided in Item 2 above. The name of each director and executive officer of the Company is incorporated by reference to the section of the Information Statement under the heading "Additional Information - Directors and Executive Officers." The address of each director and executive officer of the Company is c/o QXL ricardo plc, Landmark House, Hammersmith Bridge Road, London W6 9EJ, England.

     (b)     FILING ENTITIES. None.

     (c)     BUSINESS AND BACKGROUND OF NATURAL PERSONS.
     The information regarding the background of the Company's directors and executive officers pursuant to General Instruction C to the schedule is set forth under the heading "Additional Information - Directors and Executive Officers" in the Information Statement and is incorporated by reference.

     To the filing person's knowledge, none of the persons required to be listed under General Instruction C to Schedule 13E-3 has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the persons required to be listed under General Instruction C of Schedule 13E-3 is a citizen of the United Kingdom, except for Messrs. Bulkeley, Rose and Gesmar-Larsen who are citizens of the USA, the USA, and Denmark, respectively.

     ITEM 4.     TERMS OF THE TRANSACTION.

     (a)     MATERIAL TERMS.
     The sections titled "Purpose of the Share Consolidation", "Summary and Structure of the Share Consolidation", "Reduction in Number of Shareholders and Holders of ADSs and Termination of Registration under the 1934 Act", "Effect of the Share Consolidation on Ordinary Shares and ADSs Currently Outstanding", "Effect of the Share Consolidation on QXL", "The Anticipated Effects of the Share Consolidation", "Potential Detriments of the Share Consolidation to Shareholders and Holders of ADSs; Accretion in Ownership and Control of Certain Shareholders", and "Financial Effect of the Share Consolidation", set forth in the Information Statement are incorporated by reference.

     (c)     DIFFERENT TERMS.
     The section titled "Summary and Structure of the Share Consolidation" set forth in the Information Statement is incorporated by reference. The section titled "Effect of the Share Consolidation on Ordinary Shares and ADSs Currently Outstanding" set forth in the Information Statement is also incorporated by reference.

     (d)     DISSENTERS' RIGHTS.
     No appraisal rights are available to dissenting shareholders.

     (e)     PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.
     The Company has not made any special provisions to make corporate records available or grant unaffiliated security holders counsel or appraisal services at the expense of the filing person.

     (f)     ELIGIBILITY FOR LISTING OR TRADING.
     The section titled "The Anticipated Effects of the Share Consolidation -- Effect on Market for Shares and ADSs" set forth in the Information Statement is incorporated by reference.

     ITEM 5.     PAST CONTACTS, TRANSACTIONS, AND NEGOTIATIONS AND AGREEMENTS.

     (a)     TRANSACTIONS. None.

     (b)     SIGNIFICANT CORPORATE EVENTS. None.

     (c)     NEGOTIATIONS OR CONTRACTS. None.

     (e)     AGREEMENTS INVOLVING QXL'S SECURITIES. None

     ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b)     USE OF SECURITIES ACQUIRED.
      The sections titled "The Anticipated Effects of the Share Consolidation" and "Stock Certificates and American Depositary Receipts" set forth in the Information Statement are incorporated by reference.

     (c)     PLANS.
      A discussion of the deregistration of the Company's ordinary shares and ADSs and resulting cessation of trading of ADSs on Nasdaq Stock Market is set forth in the Information Statement under the section titled "The Anticipated Effects of the Share Consolidation" and the section titled "Reduction in Number of Shareholders and Holders of ADSs and Termination of Registration under the 1934 Act" which are incorporated by reference.

     ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a)     PURPOSES.
     The sections titled "Purpose of the Share Consolidation", "Background of the Share Consolidation Proposal", and "Reduction in Number of Shareholders and Holders of ADSs and Termination of Registration under the 1934 Act" set forth in the Information Statement are incorporated by reference.

     (b)     ALTERNATIVES.
     The section titled "Background of the Share Consolidation Proposal" set forth in the Information Statement is incorporated by reference.

     (c)     REASONS.
     The sections titled "Purpose of the Share Consolidation", "Background of the Share Consolidation Proposal", and "The Anticipated Effects of the Share Consolidation--Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs" set forth in the Information Statement are incorporated by reference.

     (d)     EFFECTS.
     The sections titled "The Anticipated Effects of the Share Consolidation", "Potential Detriments of the Share Consolidation to Shareholders and Holders of ADSs; Accretion in Ownership and Control of Certain Shareholders", "Financial Effect of the Share Consolidation", and "Material Federal Income Tax Consequences" set forth in the Information Statement are incorporated by reference.

     ITEM 8.     FAIRNESS OF THE TRANSACTION.

     (a)     FAIRNESS.
     The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     (b)     FACTORS CONSIDERED IN DETERMINING FAIRNESS.
     The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     (c)     APPROVAL OF SECURITY HOLDERS.
     The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     (d)     UNAFFILIATED REPRESENTATIVE.
     The section titled "Potential Detriments of the Share Consolidation to Shareholders and Holders of ADSs; Accretion in Ownership and Control of Certain Shareholders" set forth in the Information Statement is incorporated by reference. The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is also incorporated by reference.

     (e)     APPROVAL OF DIRECTORS.
     The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     (f)     OTHER OFFERS. None.

     ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a)     REPORT, OPINION OR APPRAISAL.
     The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Share Consolidation Proposal" set forth in the Information Statement is incorporated by reference.

     (b)     PREPARER AND SUMMARY OF REPORT, OPINION OR APPRAISAL. None.

     (c)     AVAILABILITY OF DOCUMENTS. None.

     ITEM 10.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)     SOURCE OF FUNDS.
     The section titled "Additional Information--Cost of Proxy Solicitation and the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     (b)     CONDITIONS. Not applicable.

     (c)     EXPENSES.
     The section titled "Additional Information - Cost of Proxy Solicitation and the Share Consolidation" set forth in the Information Statement is incorporated by reference. The section titled "Financial Effect of the Share Consolidation" set forth in the Information Statement is incorporated by reference. The section titled "Purpose of the Share Consolidation" set forth in the Information Statement is also incorporated by reference.

     (d)     BORROWED FUNDS.
     None.

     ITEM 11.     INTEREST IN SECURITIES OF QXL.

     (a)     SECURITIES OWNERSHIP.
     The section titled "Additional Information - Affiliated Shareholders" set forth in the Information Statement is incorporated by reference. The address of Apax UK VI LP is 15 Portland Place London W1B 1PT, England.


     (b)     SECURITIES TRANSACTIONS. None.

     ITEM 12.      SOLICITATION OR RECOMMENDATION.

     (d)     INTENT TO TENDER VOTE IN GOING PRIVATE TRANSACTION.
     The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     (e)     RECOMMENDATIONS OF OTHERS.
     The section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     ITEM 13.     FINANCIAL STATEMENTS.

     (a)     FINANCIAL INFORMATION.
     The Company's audited financial statements for the fiscal years ended March 31, 2002 and March 31, 2001 were previously filed as part of the Company's Annual Report on Form 20-F for the period ended March 31, 2002 filed with the Commission. Such financial statements are included as Exhibit A3 to this Statement and are incorporated herein by reference. The Company's unaudited financial information for the nine months ended December 31, 2002 previously submitted to the Commission on Form 6-K is incorporated herein by reference.

     (b)     PRO FORMA INFORMATION.
     The section titled "Financial Effect of the Share Consolidation" set forth in the Information Statement is incorporated by reference.

     (c)     SUMMARY INFORMATION.
     The sections titled "Additional Information - Financial and Other Information" and "Financial Effect of the Share Consolidation" in the Information Statement are incorporated by reference.

     ITEM 14.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)     SOLICITATIONS OF RECOMMENDATIONS.
     The section titled "Additional Information --Cost of Proxy Solicitation and the Share Consolidation" in the Information Statement is incorporated by reference.

     (b)     EMPLOYEES AND CORPORATE ASSETS.
     The section titled "Additional Information --Cost of Proxy Solicitation and the Share Consolidation" in the Information Statement is incorporated by reference.

     ITEM 15.     ADDITIONAL INFORMATION.
     All of the information set forth in the Information Statement is incorporated by reference.

     ITEM 16.      EXHIBITS.
          Exhibit A1 - Information Statement for U.S. Holders of Ordinary Shares and American Depositary Shares (filed herewith).
          Exhibit A2 - Investors Circular relating to Extraordinary General Meeting (previously filed as Exhibit A-2 with the Schedule 13E-3 (file no. 5-60627) filed by the registrant with the Commission on February 26, 2003).
          Exhibit A3 - Audited Consolidated Financial Statements of the Company, previously included in the Company's Annual Report on Form 20-K for the period ended March 31, 2002 (previously filed as Exhibit A-3 with the Schedule 13E-3 (file no. 5-60627) filed by the registrant with the Commission on February 26,
2003).

     Copies of these documents may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of these documents available upon written request to the Company's headquarters. The Company's headquarters are located at Landmark House, Hammersmith Bridge Road, London W6 9EJ, England.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2003                  /s/ ROBERT SIMON DIGHERO
                                        ------------------------------
                                        Name: Robert Simon Dighero
                                        Title: Chief Financial Officer

                                 QXL RICARDO PLC

                                 Landmark House
                             Hammersmith Bridge Road
                             London W6 9EJ, England

                               AMENDMENT NO. 1 TO
                              INFORMATION STATEMENT
       FOR U.S. HOLDERS OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES

                               GENERAL INFORMATION

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTIONS DISCUSSED IN THIS DOCUMENT; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We are delivering this Information Statement to U.S. Holders of Ordinary Shares and American Depositary Shares in connection with our solicitation of proxies on behalf of the Board of Directors of QXL ricardo plc (which we refer to as "QXL," the "Company," "we," or "us"), for the Extraordinary General Meeting of Shareholders, including any adjournment or postponement (the "Extraordinary General Meeting"). The meeting is scheduled to be held on March 28, 2003 at 10.00 a.m. local time, at the Express by Holiday Inn - London Hammersmith, 124 King Street, Hammersmith, London W6 0QU, England.

     At the Extraordinary General Meeting, shareholders will consider and, if thought fit, pass a special resolution to effect the "Share Consolidation", as defined in the summary term sheet below, which is intended to enable, and, if approved will enable, the Company to end its obligations to file annual reports and make other filings with the Securities and Exchange Commission (the "SEC"). The summary term sheet below describes several effects of the Share Consolidation.

     We are mailing this Information Statement, together with a form of proxy and proxy materials relating to the Extraordinary General Meeting, to U.S. holders of our ordinary shares entitled to vote at the Extraordinary General Meeting and, through The Bank of New York, to U.S. holders of American Depositary Shares representing our ordinary shares (each, an "ADS").

                               SUMMARY TERM SHEET

     Summary of the Transaction

     As used throughout this Information Statement, the term "Share Consolidation" refers to a transaction consisting of the following steps:

  - Contingent upon receiving permission from the London Stock Exchange for new ordinary shares to be admitted to the Official List and traded on the London Stock Exchange's market for listed companies, QXL will undertake a l-for-1,000 Share Consolidation of its ordinary shares (the "1-for-1,000 Share Consolidation"), such that a holder of 1,000 ordinary shares immediately prior to the 1-for-1,000 Share Consolidation will hold one new ordinary share immediately after the 1-for-1,000 Share Consolidation. Each holder of 1,000 or more existing ordinary shares in a discrete account will continue to be a shareholder of the Company.

  - Under the terms of QXL's Articles of Association, the Company will not issue fractional interests in new ordinary shares. Pursuant to a special resolution, in the case of holders of ordinary shares that would otherwise be entitled to receive fractional new ordinary shares, QXL will aggregate such fractions into whole new ordinary shares and sell such shares on the London Stock Exchange for the best price reasonably obtainable, for the benefit of such shareholders. A due proportion of the proceeds (net of all costs and expenses) will be paid to each shareholder concerned, subject to retention by the Company of amounts under 3 Pounds. Shareholders who hold fewer than 1,000 existing ordinary shares in a discrete account will cease to be shareholders of QXL.

  - Each ADS currently represents 250 of QXL's ordinary shares and it is not proposed to change this ratio following the 1-for-1,000 Share Consolidation. Holders of existing ADSs will receive one new ADS for each 1,000 existing ADSs. Accordingly, although each new ADS will represent 250 post-consolidation ordinary shares, each new ADS will represent 1,000 existing ADSs, i.e., 250,000 pre-consolidation ordinary shares. The Bank of New York will call for surrender of outstanding American Depositary Receipts (which evidence ADSs) and will issue new receipts evidencing whole new ADSs. Where an ADS holder currently holds less than 1,000 ADSs , the Bank of New York will, in lieu of delivering fractional receipts, sell the ADSs in a transaction on the Pink Sheets (if the ADSs are traded on the Pink Sheets) or the amount of ordinary shares represented by the aggregate of such fractions on the London Stock Exchange, convert the net sales proceeds into U.S. dollars, and distribute the net proceeds to holders entitled thereto in proportion to the number of fractional interests to which the holder would otherwise be entitled. Holders of more than 1,000 existing ADSs will continue to hold ADSs while holders of fewer than 1,000 existing ADSs will cease to hold ADSs.

  - Any monies payable to holders of ordinary shares in respect of fractional entitlements arising from the Share Consolidation are expected to be sent to the persons entitled thereto by Monday, April 7, 2003. The Bank of New York anticipates that monies payable to holders of ADSs in respect of fractional entitlements will be available to persons entitled thereto on or about Friday April 11, 2003.

  - Following consummation of the Share Consolidation, the Company will withdraw its ADSs from quotation on the Nasdaq Stock Market.

  - As a result of this Share Consolidation, the Company anticipates that it will terminate its status as a reporting company under the provisions of the Securities Exchange Act of 1934 and the SEC's rules adopted thereunder (the "1934 Act").

     A more detailed discussion of the transaction can be found in the section titled "Summary and Structure of the Share Consolidation" set forth in this Information Statement.

     Vote Required to Approve the Share Consolidation

  - The Share Consolidation is proposed as a special resolution for shareholder approval at the Extraordinary General Meeting and must be approved by a vote of a majority of not less than three-fourths of the shares voted in person or by proxy at the Extraordinary General Meeting.

  - QXL's directors and executive officers and persons that may be considered to be their associates beneficially own (for purposes of federal securities laws) 90,700,546 ordinary shares or approximately 9.63% of our outstanding ordinary shares. These persons have indicated to the Company that they plan to vote in favor of the special resolution approving the Share Consolidation.

     A more detailed discussion of the manner in which the transaction must be approved can be found in the section titled "Summary and Structure of the Share Consolidation" set forth in this Information Statement. Additional information regarding the holdings of affiliated shareholders can be found in the section titled "Affiliated Shareholders" set forth in this Information Statement.


     Fairness of the Share Consolidation

  - QXL's Board of Directors believes that the Share Consolidation is fair to, and in the best interests of, the Company's unaffiliated shareholders (meaning those shareholders other than our directors, officers or their associates) and holders of ADSs, taken as a whole.

  - In making this determination, QXL's Board of Directors did not establish certain procedural safeguards, including structuring the transaction to require the separate approval of directors or security holders unaffiliated with the Company. However, because the transaction must be approved by at least three-fourths of the ordinary shares voted at the Extraordinary General Meeting and management and its associates beneficially own only approximately 9.63% of the ordinary shares, the transaction cannot be approved without the approval of a majority of the unaffiliated shareholders. The Share Consolidation was unanimously approved by the Board of Directors.

  - In addition, the Company has not appointed a special committee or obtained a fairness opinion, appraisal or other independent assessment of the fairness of the terms of the Share Consolidation or the value of the ordinary shares or ADSs. In addition, the Board has not considered whether the consideration, if any, to be provided to holders for fractional shares or ADSs is fair, based on current market prices, historical market prices, net book value, going concern value or liquidation value. Such consideration will be, in the case of ordinary shares, the best price reasonably obtainable on the London Stock Exchange at the time that the Share Consolidation is consummated (net of costs and expenses) and, in the case of ADSs, the price of ADSs on the Pink Sheets (if the ADSs are traded on the Pink Sheets) or the price of ordinary shares on the London Stock Exchange at the time the Share Consolidation is consummated.

     A more detailed discussion of the Board's fairness determination can be found in the section titled "Recommendation of the Board of Directors; Fairness of the Share Consolidation" set forth in this Information Statement.

     Summary of Material Federal Tax Consequences of the Share Consolidation

  - We believe that the Share Consolidation will be treated as a tax-free "recapitalization" for federal income tax purposes. This will result in no material federal income tax consequences to the Company.

  - Holders who hold ordinary shares or ADSs in multiples of 1,000 will not recognize gain or loss in the Share Consolidation.

  - Holders who do not hold ordinary shares or ADSs in multiples of 1,000 will have federal income tax consequences that vary depending on (i) whether they will continue to hold ordinary shares or ADSs following the Share Consolidation, (ii) whether they are related to any person or entity which holds ordinary shares or ADSs immediately after the Share Consolidation, and (iii) the Company's possible status as a private foreign investment company.

     A more detailed discussion of the material federal income tax consequences of the Share Consolidation can be found in the section titled "Material Federal Income Tax Consequences" set forth in this Information Statement.



            SPECIAL FACTORS RELATING TO THE GOING-PRIVATE TRANSACTION

     PURPOSE OF THE SHARE CONSOLIDATION

     The primary purpose of the Share Consolidation is to significantly reduce the cost and administrative burden to the Company of maintaining its equity interests in the U.S., which represent only approximately 7.16% of the Company's outstanding equity interests. The Company will accomplish this by eliminating the equity interests in the Company of U.S. beneficial holders of ordinary shares and ADSs, that, prior to the Share Consolidation, own fewer than 1,000 ordinary shares or 1,000 ADSs in any discrete account.

     By eliminating the interests of holders of fewer than 1,000 existing ordinary shares or 1,000 existing ADSs the Company will:

  -  reduce the cost of maintaining small shareholder accounts; and

  - reduce the number of U.S. beneficial owners of ordinary shares and ADSs to fewer than 300 persons in order to permit the Company to deregister its ordinary shares and ADSs under the 1934 Act.

     Deregistering under the 1934 Act will significantly reduce the Company's insurance costs and will relieve the Company of the administrative burden and cost associated with filing reports and otherwise complying with the requirements of registration under the 1934 Act. See "Background of the Share Consolidation Proposal" and "The Anticipated Effects of the Share Consolidation" for a discussion regarding the burden of continued registration of the ordinary shares and ADSs and the intended benefits to the Company of the Share Consolidation.

     The Company's Board of Directors believes that the disadvantages of having the Company continue to be a U.S. reporting company outweigh any advantages. The Board of Directors has no present intention to raise capital through sales of securities in a public offering in the United States in the future or to acquire other business entities in the United States using stock as the consideration for any such acquisition. Accordingly, the Company is not likely to make use of any advantage (for raising capital, effecting acquisitions or other purposes) that the Company's status as a U.S. reporting company may offer.

     The Company incurs direct and indirect costs associated with compliance with the Securities and Exchange Commission's filing and reporting requirements imposed on public companies. In addition, the Company pays substantially higher premiums for its directors' and officers' insurance policies as a U.S. reporting company than it would if it were not registered under the 1934 Act. The Company incurs the expense of having its independent auditors reconcile its financial statements, which are prepared according to U.K. generally accepted accounting principles, known as U.K. GAAP, to U.S. generally accepted accounting principles, known as U.S. GAAP. The Company also incurs substantial indirect costs as a result of, among other things, the executive time expended to prepare and review its public filings. Since the Company has relatively few executive personnel, these indirect costs can be substantial.

     Based on its experience in prior years, the Company's direct costs of remaining a U.S. reporting company and continuing to have its ADSs quoted on the Nasdaq Stock Market are estimated to approximate $585,000 annually as follows:

Independent Auditors                $35,000
SEC Counsel. . . . . . . . . . . .  $ 35,000
Nasdaq Fees. . . . . . . . . . . .  $ 10,000
Printing and Mailing . . . . . . .  n/a
Directors' and Officers' Insurance  $500,000
Miscellaneous Costs. . . . . . . .  $  5,000
     Total . . . . . . . . . . . .  $585,000

     Estimates of the annual savings to be realized if the Share Consolidation is approved and implemented are based upon (i) the actual costs to the Company of the services and disbursements in each of the above categories that were reflected in its recent historical financial statements and (ii) the allocation to each category of its management's estimates of the portion of the expenses and disbursements in such category believed to be solely or primarily attributable to the Company's reporting company status.

     The actual cost savings of no longer being a U.S. reporting company are expected to be much greater than simply eliminating the estimated historical costs. As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a U.S. reporting company in general, and the costs of the Company remaining a U.S. reporting company in particular, are expected to increase dramatically in the near future. For example, our directors' and officers' liability insurance broker has informed us that premiums are likely to increase by approximately 40% upon the next renewal of our policy in April 2003. Moreover, new legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation will likely increase audit fees and other costs of compliance such as SEC counsel fees and, by increasing potential liability of officers and directors, likely result in further increases in insurance premiums.

     The actual costs of the services and disbursements in each category as reflected in the Company's financial statements for the fiscal years ended March 31, 2001 and 2002, respectively, were as follows: independent auditors, $35,000 and $35,000; SEC counsel, $30,000 and $35,000; Nasdaq fees $10,000 and $10,000;
printing and mailing expense, $20,000 and nil; directors' and officers' insurance, $397,000 and $389,000; and miscellaneous costs, $19,500 and $46,500.

     In some instances management's estimates were based on information provided or upon verifiable assumptions. For example, the Company's directors' and officers' liability insurance broker has informed the Company informally that the premiums paid by the Company will be reduced by approximately $500,000 if the Company ceases to be a U.S. reporting company. In addition, the costs associated with retaining legal counsel to assist with complying with the Securities and Exchange Commission reporting requirements will be eliminated if the Company no longer files reports with the Securities and Exchange Commission and is otherwise not required to comply with the laws and regulations that apply to U.S. reporting companies. Similarly, the Company will no longer incur the expense of reconciliation of its financial statements to U.S. GAAP. Likewise, Nasdaq fees will be eliminated if the ADSs are no longer quoted on the Nasdaq Stock Market. Other estimated cost savings are more subjective, e.g., the lower printing and mailing costs attributable to the reduction in number of accounts holding ordinary shares and ADSs and the lower risk of liability that attends non-reporting (as distinguished from reporting) company status; and the reduction in direct miscellaneous clerical and other expenses (e.g., the word processing, conversion to EDGAR, telephone and fax charges associated with Securities and Exchange Commission filings) and elimination of the charges of brokers and banks in forwarding materials to beneficial holders.

     The estimates set forth above are just that - estimates. The actual savings to be realized from going private in the U.S. may be higher or lower than such estimates.

     In light of the company's size and resources and, particularly, the small percentage of the Company's unaffiliated share ownership represented by the ADSs, the Board of Directors does not believe the costs associated with maintaining its status as a 1934 Act reporting Company are justified. The Board of Directors believes that it is in the best interests of the Company and its shareholders as a whole to eliminate the administrative burden and costs associated with maintaining its status as a 1934 Act reporting company.

     In addition to the above purposes, the Board of Directors believes that having an issued share capital of some 915,263,039 existing ordinary shares that have an aggregate market capitalization of under 5 million Pounds confuses investors (by requiring most transactions to be in unusually large denominations of ordinary shares) and limits the liquidity and marketability of such shares on the London Stock Exchange. In addition, the Board of Directors believes that the Company's shares should trade within parameters that are generally acceptable to the market and the listing authorities. For much of 2002 and 2003, the ordinary shares have traded at prices of less than one penny (equal to approximately $0.016) per share on the London Stock Exchange. Following the Share Consolidation, the trading price of the ordinary shares on the London Stock Exchange is likely to be denominated in Pounds, rather than fractional pence, which is more consistent with the expectations of U.K. market participants and listing authorities.

     The Board of Directors has determined that the Share Consolidation is the most expeditious and economical way of liquidating the holdings of small shareholders and holders of ADSs and changing the Company's status from that of a 1934 Act reporting company to that of a non-reporting company. The Board of Directors has determined in consultation with management that the Share Consolidation ratio will be 1,000 to 1. The Board of Directors believes that it would be in the best interests of the shareholders to maximize the number of ordinary shareholders and holders of ADSs that will cease to hold ordinary shares or ADSs following the Share Consolidation. Numerous factors were considered in reaching its determination. See "Recommendation of the Board of Directors; Fairness of the Share Consolidation."

BACKGROUND OF THE SHARE CONSOLIDATION PROPOSAL

     QXL is a pan-European online auction community. The Company aims to facilitate consumer-to-consumer and business-to-consumer auctions 24 hours a day, 7 days a week. A wide selection of new and second-hand merchandise is available for purchase in these auctions, including computer hardware, DVDs and videos, cars, real estate, holidays and other travel items, collectibles, and sports equipment.

     QXL was incorporated in England and Wales in 1997 and became subject to the registration and reporting requirements of the 1934 Act in 1999 in connection with a public offering of ADSs. Its ordinary shares have been listed on the London Stock Exchange since 1999 (under the symbol "QXL") and the ADSs have been quoted on the Nasdaq Stock Market under the symbol "QXLC" since 1999.

     Since 1999, the Company has incurred the expense and loss of management and personnel time associated with 1934 Act reporting. Direct costs of complying with 1934 Act registration and reporting requirements currently are approximately $585,000 per annum. Although certain costs for auditing and insurance may be reduced but not eliminated, management estimates that this $585,000 can be saved by deregistering under the 1934 Act. In addition, should the Company remain a U.S. reporting company it is anticipated that cost for audits and maintaining the same level of insurance cover will significantly increase in future fiscal years due to changing corporate governance standards and insurance costs. There also exist indirect costs of being a U.S. reporting company. Preparing public disclosure documents requires significant time from senior management and other personnel, which could otherwise be directed towards profit generating activities.

     The Company estimates, based on inquiries of brokers, that approximately 8,250,960 ordinary shares are beneficially owned by U.S. holders. These shares, added to the ordinary shares represented by ADSs constitute 7.16% of QXL's outstanding share capital.

     The Board of Directors and the Company's management are of the view that the recurring costs associated with maintaining registration of the Company's ordinary shares under the 1934 Act is not cost efficient in light of the relatively small percentage of ordinary shares the Company estimates to be held by U.S. holders or through ADSs.

     In the fall of 2002, management began to consider ways in which the Company could reduce the costs associated with being a U.S. reporting Company and proposed the Share Consolidation, which was approved by the Board of Directors on February 19, 2003. The Board of Directors has come to believe that the Company derives little benefit from the continued registration of its ordinary shares and ADSs under the 1934 Act. Accordingly, the Board of Directors has decided to present the Share Consolidation to its shareholders as a means to deregister the Company's ordinary shares under the 1934 Act and reduce the recurring expenses resulting from the Company's U.S. reporting status.

     Before making this decision the Board of Directors considered termination of the ADS program as an alternative method to the Share Consolidation for achieving the result of ceasing to be a reporting company under the 1934 Act. Under the terms of the Deposit Agreement with The Bank of New York, which sets forth the terms of the ADSs, QXL may terminate the ADS program, provided certain notice provisions are met. Upon termination of the program, for a period of time specified in the Deposit Agreement with The Bank of New York, holders of ADSs would have the option to exchange their ADSs for ordinary shares. Upon conclusion of the exchange period, The Bank of New York is required to sell the shares underlying the remaining ADSs, convert the proceeds to U.S. dollars, and distribute net sales proceeds to holders of ADSs in return for such ADSs. Given the uncertain regulatory treatment of such a procedure and the length of time required for such a process to be completed, the Board of Directors has determined that this procedure will not meet the Company's goal of ceasing to be a U.S. reporting company by its financial year end. In addition, because it is unpredictable as to how many holders of ADSs would elect to exchange their ADSs for ordinary shares, it is possible that, at the end of such a procedure, the Company may have too many U.S. holders of ordinary shares to deregister as a U.S. reporting company.

     Consequently the Board of Directors rejected this alternative because the Board of Directors believed that the Share Consolidation is the least costly and most expeditious means to cause the Company cease to be a reporting company. However, the Board of Directors may elect to terminate the ADS program at some future time.

     The Board of Directors selected a 1-for-1,000 Share Consolidation ratio because, based on the Board's inquiries of The Bank of New York and brokers, such a ratio is reasonably likely to result in the Company having fewer than 300 U.S. beneficial holders of its securities following the Share Consolidation. Because the ratio was determined in order to accomplish that specific goal, the Board of Directors did not consider any other ratio. In addition, the Board of

Directors believes that a 1-for-1,000 Share Consolidation ratio will have the effect of causing the trading price of the ordinary shares to be denominated in Pounds, rather than fractional pence, which would be more consistent with the expectations of U.K. market participants and listing authorities. The Board of Directors did not consider payment of a set price for fractional shares or ADSs, because doing so could require additional expenditure of funds by the Company, while sale of the fractional interests on the London Stock Exchange for the best price reasonably available would minimize expenditures by the Company.

     The Share Consolidation is being made at this time because the sooner the proposal can be implemented, the sooner the Company will cease to incur the expenses and burdens of 1934 Act registration. Moreover, the Company wishes to cease to be a reporting company prior to the April 2003 renewal date of its directors' and officers' liability insurance policy.

     After significant consideration of its alternatives the Board of Directors determined to proceed with the transaction and to submit the Share Consolidation to the Company's shareholders for approval.

RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE SHARE CONSOLIDATION

     The Board of Directors believes that the Share Consolidation is fair to, and in the best interests of, the Company's unaffiliated shareholders (meaning those shareholders other than our directors, officers or their associates) and holders of ADSs taken as a whole. The Board of Directors believes the Share Consolidation is fair to holders who will continue as holders of ordinary shares or ADSs following the Share Consolidation because the benefit to the Company of eliminating the burden of being a reporting company outweighs any disadvantages caused by a reduction in liquidity of the ADSs and reduced publicly available information in the U.S. The Board of Directors believes that the Share Consolidation is fair to those holders of ordinary shares and ADSs that will receive cash in lieu of fractional interests, because the price to be paid for such interests will be, for ordinary shares, the current market price on the London Stock Exchange of the ordinary shares at the time of the consummation of the Share Consolidation (net of costs and expenses) or, for ADSs, the current price of the ADSs on the Pink Sheets (if the ADSs are traded on the Pink Sheets) or the current price of the ordinary shares on the London Stock Exchange at the time of the consummation of the Share Consolidation. With regard to shareholders who would otherwise be entitled to receive amounts of less than 3 Pounds in lieu of fractional interests, the Board of Directors believes that the Share Consolidation is fair because the value of the interests owned by such holders is so small as to be disproportionate to the estimated costs of remitting payment for their interests. The Board's determination of fairness to such holders was also influenced by the fact that the special resolution authorizing retention of such amounts must be approved by a majority of not less than three-fourths of the ordinary shares voted at the Extraordinary General Meeting. The Board also believes that the Share Consolidation is fair to holders who would otherwise cease to hold ordinary shares or ADSs following the Share Consolidation, because these holders have the opportunity to acquire a sufficient number of shares or ADSs in order to hold 1,000 or more ordinary shares or ADSs immediately prior to the Share Consolidation.

     The Share Consolidation has not been structured to require the separate approval of directors or security holders unaffiliated with the Company. The Company has not appointed a special committee or obtained a fairness opinion, appraisal or other independent assessment of the fairness of the terms of the Share Consolidation or the value of the ordinary shares or ADSs.

     The Board of Directors believes its familiarity with the Company, the Company's financial condition, and the Company's prospects make the expense of a fairness opinion unwarranted. In addition, a fairness opinion is not required under the laws of England. The Board of Directors did not establish an independent committee or representative to represent the interests of the unaffiliated shareholders and holders of ADSs because it believes there is sufficient representation in the decision making at the board level to protect the interests of the unaffiliated shareholders and holders of ADSs (four of the six directors are "non-executive" directors for U.K. purposes, of which two are independent "non-executive" directors). In addition, the transaction must be approved by at least three-fourths of the ordinary shares voted at the meeting. Because management and its associates beneficially own approximately 9.63% of the ordinary shares, the transaction cannot be approved without the approval of a majority of the unaffiliated shareholders.

     Notwithstanding the lack of certain procedural safeguards, the Board of Directors believes that it has acted in the best interest of the unaffiliated shareholders of the Company and holders of ADSs, and that the procedure followed by the Board of Directors was fair to the unaffiliated shareholders and holders of ADSs.

     The Board of Directors considered the factors below in reaching its conclusion as to the substantive fairness of the Share Consolidation to the Company's unaffiliated shareholders and holders of ADSs. The Board of Directors did not assign any specific weights to the factors.

     Factors in Support of the Share Consolidation:

     (1) A large proportion of unaffiliated shareholders will be unaffected by the deregistration of the ordinary shares and ADSs. Based on the Company's estimates, only approximately 7.16% of the beneficial owners of ordinary shares (including those represented by ADSs) are U.S. persons. This means that a considerable majority of the Company's unaffiliated shareholders will not be adversely affected by the termination of the Company's status as a 1934 Act reporting company. These holders will, however, like all shareholders and holders of ADSs that will remain as shareholders or holders of ADSs after the Share Consolidation, benefit from the elimination of the expenses relating to the Company's status as a 1934 Act reporting company. The Board of Directors believes that these expenses, given the Company's resources, are disproportionate to the percentage of unaffiliated shareholders that benefits from the Company's status as a reporting company.

     (2) Ability to control decision to remain a shareholder or ADS holder or liquidate ordinary shares or ADSs. Another factor considered by the Board of Directors in determining the fairness of the transaction to unaffiliated shareholders is that current holders of fewer than 1,000 ordinary shares or 1,000 ADSs may elect to remain shareholders or holders of ADSs following the Share Consolidation simply by acquiring sufficient shares or ADSs so that they hold at least 1,000 shares or 1,000 ADSs in their account immediately prior to the Share Consolidation. Conversely, shareholders who desire to liquidate their ordinary shares or ADSs at the price to be paid may reduce their holdings to less than 1,000 shares or 1,000 ADSs prior to the Share Consolidation. In addition, holders of ADSs may convert their ADSs to ordinary shares by surrendering such ADSs to The Bank of New York in exchange for ordinary shares. Because each ADS represents 250 ordinary shares, a holder would have to surrender 4 ADSs to receive 1,000 ordinary shares. The Board of Directors considers the structure of the going private transaction to be fair to unaffiliated shareholders and holders of ADSs because it allows them to control the decision as to whether to remain shareholders or ADS holders after the Share Consolidation or to receive the cash consideration offered in connection with the Share Consolidation.

     (3) No material change in percentage ownership of officers and directors. The percentage ownership of unaffiliated shareholders that remain after the Share Consolidation will be almost exactly the same as it was prior to the Share Consolidation. The Company's officers and directors currently, and persons that may be considered to be their associates, beneficially own (as calculated for purposes of federal securities laws) approximately 9.63% of the Company's ordinary shares outstanding (including shares subject to stock options exercisable within 60 days) and will own approximately the same percentage following completion of the Share Consolidation. The fact that the transaction has been structured in a manner that preserves the same approximate percentage ownership of the shareholders, whether affiliated or unaffiliated, who remain after the Share Consolidation, supports the fairness of the transaction to the unaffiliated shareholders.

     Factors not in Support of the Share Consolidation:

     (1) Termination of Public Sale Opportunities of ADSs. In connection with the Share Consolidation, the ADSs will cease to be quoted on the Nasdaq Stock Market. Accordingly, following the Share Consolidation and the deregistration of the ordinary shares and ADSs, it is anticipated that the public market for ADSs will be substantially reduced or eliminated altogether. Holders of ADSs will no longer have the option of selling their ADSs on the Nasdaq Stock Market. However, because outstanding ADSs represent less than 6.26% of the outstanding ordinary shares, this change will directly affect shares representing only a small portion of the Company's unaffiliated share ownership. The Company believes that the savings resulting from ceasing to be a U.S. reporting company will benefit a far greater number of unaffiliated holders of ordinary shares and effectively outweigh the loss of liquidity for holders of ADSs. The Company's ordinary shares will continue to be traded on the London Stock Exchange following the Share Consolidation.

     (2) Termination of Publicly Available Information in the United States. Upon terminating the registration of the ordinary shares and ADSs, the Company will no longer file, among other things, periodic reports with the Securities and Exchange Commission. Information regarding the Company's operations and results that is currently available to the U.S. general public and the Company's investors in the United States will be less easy to access and will no longer be in the form (including reconciliation of the Company's financial statements to U.S. GAAP) prescribed by U.S. regulators. Because the ordinary shares will continue to be traded on the London Stock Exchange, the Company will continue to make such filings as are required by the London Stock Exchange and will continue to post important filings, like its annual report, on its web site. The Board of Directors does not believe this factor makes the transaction unfair to unaffiliated shareholders because any detriment to unaffiliated shareholders that may result from the termination of the Company's U.S. public filings will be offset by the benefits to the Company of no longer being a U.S. reporting company. Moreover, as long as the Company's ordinary shares are traded on the London Stock Exchange, the Company will continue to file and distribute reports as required by the rules of the London Stock Exchange and will post certain of those filings on its web site, meaning U.S. investors will continue to have access to information about the Company's operations and results.

     (3) Inability to participate in future increase in value of Company's ordinary shares or ADSs. Holders who cease to own ordinary shares or ADSs as a result of the Share Consolidation will have no further interest in the Company and thus will not have the opportunity to participate in the potential upside of any increase in the value of the shares or ADSs they owned prior to the Share Consolidation. The Board of Directors determined that this factor does not make the transaction unfair to unaffiliated shareholders because those unaffiliated shareholders or holders of ADSs who desire to hold ordinary shares or ADSs after the Share Consolidation can do so by simply acquiring sufficient shares or ADSs so that they hold at least 1,000 ordinary shares or 1,000 ADSs in their account immediately prior to the Share Consolidation.

     In summary, the Company believes the above mentioned factors, when viewed together, support a conclusion that the Share Consolidation is fair to the unaffiliated shareholders and holders of ADSs. Unaffiliated shareholders and holders of ADSs can control whether they remain shareholders or holders of ADSs after the Share Consolidation by simply acquiring sufficient shares or ADSs so that they hold at least 1,000 shares or 1,000 ADSs in their account immediately prior to the Share Consolidation. Those unaffiliated shareholders or holders of ADSs who continue as shareholders or holders of ADSs following the Share Consolidation will maintain approximately the same percentage ownership that they had prior to the Share Consolidation. The potential loss of liquidity in ADSs does not appear to be a significant loss given the small proportion of the Company's ordinary shares represented by ADSs. Furthermore, the Board of Directors believes that any detriment associated with the reduction in U.S. public information available regarding the operations and results of the Company will be offset by the savings in costs and management time expected to result from termination of the Company's U.S. public reporting obligations and mitigated by the Company's continuing U.K. reporting obligations.

     The Board has not considered whether the consideration, if any, to be provided to holders for fractional shares or ADSs is fair, based on current market prices, historical market prices, net book value, going concern value or liquidation value. In the case of holders of ordinary shares that would otherwise be entitled to receive fractional new ordinary shares, QXL will aggregate such fractions into whole new ordinary shares and sell such shares for the best price reasonably obtainable, for the benefit of such shareholders. A due proportion of the proceeds (net of all costs and expenses) will be paid to each shareholder concerned, subject to retention by the Company of amounts under 3 Pounds. Likewise, in lieu of delivering fractional receipts, The Bank of New York will sell the ADSs or the amount of ordinary shares represented by the aggregate of fractional ADSs, convert the net sales proceeds into U.S. dollars, and distribute the net proceeds to holders entitled thereto in proportion to the number of fractional interests to which the holder would otherwise be entitled. Any amounts to be received by holders of ordinary shares and ADSs are uncertain, because they, in large part, are to be determined by market conditions immediately following the Share Consolidation. Because the Board of Directors could not accurately predict the amounts that will be realized for fractional interests, the Board of Directors did not have a sufficient basis to compare any cash amounts to be received by holders to current or historical trading prices of the ordinary shares or the Company's net book value, going concern value or liquidation value. Accordingly, because the Board of Directors could not rely on an objective analysis of those factors, the Board of Directors based its determination of the fairness of the Share Consolidation on the factors described in the preceding paragraphs.

     The Company cannot assure shareholders that the price that the Company will be able to obtain for the aggregated fractional ordinary shares or that The Bank of New York will obtain for aggregated ADSs or ordinary shares underlying fractional ADSs will equal or exceed current or historical trading prices of the ordinary shares or will bear any relation to the Company's net book value, going concern value or liquidation value.

     After studying the Share Consolidation and its effects on the Company's shareholders and holders of ADSs, the transaction was unanimously approved and deemed fair to the unaffiliated shareholders by all of the members of the Board of Directors. Each member of the Board of Directors and each officer of the Company who owns ordinary shares has advised the Company that he intends to vote his shares in favor of the Share Consolidation.

     Based on all of the forgoing reasons, the Board of Directors believes that the Share Consolidation and the process by which the transaction is to be approved is fair to the unaffiliated shareholders. As a result, the Board of Directors recommends that the shareholders vote for approval and adoption of the Share Consolidation as described herein.

     The Share Consolidation is proposed as a special resolution for shareholder approval at the Extraordinary General Meeting and must be approved by a vote of a majority of not less than three-fourths of the shares voted in person or by proxy at the Extraordinary General Meeting.

SUMMARY AND STRUCTURE OF THE SHARE CONSOLIDATION

     The Board of Directors has authorized, and recommends for your approval the Share Consolidation, which is the proposed special resolution to effect a 1 for 1,000 Share Consolidation. The Share Consolidation is contingent upon receiving permission from the London Stock Exchange for new ordinary shares to be admitted to the Official List and traded on the London Stock Exchange's market for listed companies and such permission not being withdrawn. Under the terms of QXL's Articles of Association, the Company will not issue fractional interests in new ordinary shares. In the case of holders of ordinary shares that would otherwise be entitled to receive fractional new ordinary shares, QXL will aggregate such fractions into whole new ordinary shares and sell such shares for the best price reasonably obtainable, for the benefit of such shareholders. The ordinary
shares will be sold on the London Stock Exchange.   The Company will determine
that a price is the best price reasonably obtainable based on trading prices on the London Stock Exchange as of the date on which the transaction is made. Because the shares are traded on the London Stock Exchange, the Company does not anticipate being unable to sell the ordinary shares. However, because trading prices are uncertain, the Company cannot assure holders that they will receive any minimum amount of cash for their fractional interests. A due proportion of the proceeds (net of all costs and expenses) will be paid to each shareholder concerned, subject to retention by the Company of amounts under 3 Pounds. The Company estimates that costs and expenses to be incurred in connection with the sale of the ordinary shares will be approximately 1.5p per new ordinary share sold, which equals .015p per existing ordinary share. The Company has included in the special resolution authorizing the Share Consolidation a term which authorizes the Company to retain amounts under 3 Pounds. The Company estimates that the costs of remitting such amounts is disproportionate to the amounts involved. Any monies payable to holders of ordinary shares in respect of fractional entitlements arising from the Share Consolidation are expected to be sent to the persons entitled thereto by Monday, April 7, 2003. The Bank of New York anticipates that monies payable to holders of ADSs in respect of fractional entitlements will be available to persons entitled thereto on or about Friday, April 11, 2003. Shareholders who hold fewer than 1,000 existing ordinary shares in a discrete account will cease to be shareholders of QXL. Shareholders holding 1,000 shares or more existing ordinary shares in a discrete account immediately prior to the 1-for-1,000 Share Consolidation will receive 1 new ordinary share for every 1,000 shares so held and will continue to be shareholders of the Company.

     Each ADS currently represents 250 of QXL's ordinary shares and it is not proposed to change this ratio following the 1-for-1,000 Share Consolidation. Holders of existing ADSs will receive one new ADS for each 1,000 existing ADSs. Accordingly, although each new ADS will represent 250 post-consolidation ordinary shares, each new ADS will represent 1,000 existing ADSs, i.e., 250,000 pre-consolidation ordinary shares. The Bank of New York will call for surrender of outstanding American Depositary Receipts (which evidence ADSs) and will issue new receipts evidencing whole new ADSs. Where an ADS holder currently holds less than 1,000 ADSs, The Bank of New York will, in lieu of delivering fractional receipts, sell the ADSs in a transaction on the Pink Sheets (if the

ADSs are traded on the Pink Sheets) or the amount of ordinary shares represented by the aggregate of such fractions on the London Stock Exchange, convert the net sales proceeds into U.S. dollars, and distribute the net proceeds to holders entitled thereto in proportion to the number of fractional interests to which the holder would otherwise be entitled. Because the shares are traded on the London Stock Exchange, the Company does not anticipate that The Bank of New York will be unable to sell the ordinary shares represented by the fractional interests in ADSs. However, because trading prices are uncertain, the Company cannot assure holders that they will receive any minimum amount of cash for their fractional interests. Holders of more than 1,000 existing ADSs will continue to hold the Company's ADSs while holders of fewer than 1,000 existing ADSs will cease to hold the Company's ADSs.

     In order to complete the Share Consolidation, a majority of not less than three-fourths of the shares voted in person or by proxy at the Extraordinary General Meeting must approve the special resolution to effect the Share Consolidation. In addition, it is a condition to the Share Consolidation that permission be granted for the new ordinary shares to be admitted to the Official List and to be traded on the London Stock Exchange's market for listed securities and such permission not having been withdrawn prior to the creation of the new ordinary shares. The Share Consolidation is structured to be a "going private" transaction as defined in Rule 13e-3 promulgated under the 1934 Act because it is intended to and, if completed, will likely terminate the Company's reporting requirements under Section 12(g) of the 1934 Act. In connection with the Share Consolidation, the Company has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission.

     The highlights of the Share Consolidation are as follows.

REDUCTION IN NUMBER OF SHAREHOLDERS AND HOLDERS OF ADSS AND TERMINATION OF REGISTRATION UNDER THE 1934 ACT

     The purpose of the Share Consolidation is to eliminate the equity interests in the Company of U.S. beneficial owners of ordinary shares and ADSs, that, as of March 28, 2003, the record date for the Share Consolidation (the "Record Date"), own fewer than 1,000 shares of ordinary shares or 1,000 ADSs in any discrete account. The Share Consolidation will also have the effect of reducing the number of ordinary shares and ADSs outstanding.

     By eliminating the equity interests of holders of fewer than 1,000 existing ordinary shares or 1,000 existing ADSs the Company will:

  -  reduce the cost of maintaining small shareholder accounts, and

  - reduce the number of U.S. beneficial owners of ordinary shares and ADSs to fewer than 300 persons in order to permit the Company to deregister its ordinary shares and ADSs under the 1934 Act.

     The Company's ordinary shares and ADSs are currently registered under the 1934 Act and the Company is a reporting company under the 1934 Act. The Share Consolidation is intended to reduce the number of U.S. beneficial owners of ordinary shares and ADSs to fewer than 300, which would permit the Company to terminate its registration under the 1934 Act and cease to be a U.S. reporting company. The Company intends to apply for termination of its 1934 Act registration as soon as practicable after the Share Consolidation is effective. See "Purpose of the Share Consolidation" and "Anticipated Effects of the Share Consolidation--Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs."

EFFECT OF THE SHARE CONSOLIDATION ON ORDINARY SHARES AND ADSS CURRENTLY OUTSTANDING

     Shareholders with Fewer than 1,000 Ordinary Shares in a Discrete Account and Holders of ADSs with Fewer than 1,000 ADSs in a Discrete Account

     If the Share Consolidation is implemented and you are a shareholder with fewer than 1,000 ordinary shares in a single discrete account or you are a holder of ADSs with fewer than 1,000 ADSs in a single discrete account immediately prior to the Record Date:

  - You will not receive a fractional new ordinary share or ADS as a result of the Share Consolidation.

     If you are a shareholder, instead of receiving a fractional new ordinary share, you will receive your due portion of the net sales proceeds of the aggregated fractional new ordinary shares, which the Company will sell for the best price reasonably obtainable, subject to retention by the Company of amounts under 3 Pounds.

     If you hold ADSs, instead of receiving a fractional new ADS, you will receive your due portion of the net sales proceeds of the ordinary shares representing the aggregate of fractional new ADSs.

     After the Share Consolidation, you will have no further interest in the Company with respect to fractional shares or ADSs, and you will no longer be entitled to vote as a shareholder or share in the Company's assets, earnings, or profits with respect to such shares. Your only right will be to receive cash for these shares or ADSs, subject to the Company's retention of small amounts in connection with fractional shares, as discussed above.

  - Shareholders or holders of ADSs receiving cash in lieu of fractional interests will receive such payment net of all costs and expenses, meaning that shareholders or holders of ADSs indirectly pay brokers' commissions and other expenses relating to the sale of shares out of which the cash payments are made.

  - As soon as practicable after the Share Consolidation, you will receive cash for the ordinary shares or ADSs you held immediately prior to the Share Consolidation, except to the extent that the Company has the right to retain such amounts with regard to fractional shares, in accordance with the procedures described in this Information Statement.

  - All amounts owed to you will be subject to applicable federal and state income taxes and state abandoned property laws.

  - If you hold ordinary shares, any cash payment you receive will be denominated in British Pounds Sterling, which you are responsible for converting into U.S. dollars. Fluctuations in exchange rates may affect the value of the cash payment between the time the payment is made and the time you convert the payment into U.S. dollars. Financial institutions typically charge a fee for currency conversion.

  - You will not receive any interest on cash payments owed to you as a result of the Share Consolidation.

NOTE: If you will cease to be a shareholder or holder of ADSs as a result of the Share Consolidation and you want to continue to hold QXL ordinary shares or ADSs after the Share Consolidation, you may do so by taking either of the following actions far enough in advance so that it is complete by the close of business (London time), on the Record Date (March 28, 2003):

  1. purchase a sufficient number of ordinary shares or ADSs on the open market and have them registered in your name and consolidated with your current record account, if you are a record holder, or have them entered in your account with a nominee (such as your broker or bank) in which you hold your current QXL shares or ADSs so that you hold at least 1,000 ordinary shares or 1,000 ADSs in your account immediately prior to the Record Date; or

  2. if you hold ADSs, convert at least 4 ADSs into 1,000 or more ordinary shares by surrender of such ADSs to The Bank of New York in exchange for ordinary shares; or

  3. if applicable, consolidate your record accounts or accounts with nominees so that you hold at least 1,000 ordinary shares or 1,000 ADSs in one account immediately prior to the Record Date.

     You will have to act far enough in advance so that the purchase of ordinary shares or ADSs, conversion of ADSs and/or consolidation of your accounts containing ordinary shares or ADSs is complete by the close of business (London time) on the Record Date.

     Shareholders With 1,000 or More Ordinary Shares or 1,000 or More ADSs in a Discrete Account

     If the Share Consolidation is implemented and you are a shareholder with 1,000 or more ordinary shares or a holder of ADSs with 1,000 or more ADSs in a single discrete account immediately prior to the Record Date:

  - Your ordinary shares or ADSs will be converted into new ordinary shares or ADSs and you will receive one new ordinary share for each 1,000 existing ordinary shares in your account or one new ADS for each 1,000 existing ADSs in your account.

  - If the number of ordinary shares you hold is not evenly divisible by 1,000, you will receive new ordinary shares for each 1,000 existing ordinary shares. Likewise, if the number of ADSs you hold is not evenly divisible by 1,000, you will receive new ADSs for each 1,000 existing ADSs. You will not receive fractional shares or ADSs. Instead, if you are a shareholder, you will receive your due portion of the net sales proceeds of the aggregated fractional new ordinary shares, which the Company will sell for the best price reasonably obtainable, subject to retention by the Company of amounts under 3 Pounds. If you hold ADSs, you will receive your due portion of the net sales proceeds of the ordinary shares representing the aggregate of fractional new ADSs.


EFFECT OF THE SHARE CONSOLIDATION ON QXL

     If approved by the Company's shareholders, the Share Consolidation will affect the public registration of QXL's ordinary shares and the ADSs with the Securities and Exchange Commission under the 1934 Act, as the Company intends to apply for termination of such registration as soon as practicable after approval by shareholders.

     The Share Consolidation should reduce significantly the number of QXL shareholders and the number of outstanding shares and ADSs . See "The Anticipated Effects of the Share Consolidation--Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs." The Company believes that completion of the Share Consolidation and the deregistration of the Company's ordinary shares and ADSs under the 1934 Act will cause the public market for ADSs to be eliminated or substantially reduced. The public market will for the ordinary shares will continue to be the London Stock Exchange.

     The Company has no current plans to make a public offering in the United States, but the Company reserves the right to do so at any time and from time to time at such prices and on such terms as the Company's Board of Directors determines to be in the best interests of the Company and its then shareholders. Persons who continue as shareholders following implementation of the Share Consolidation will not have any preemptive or other preferential rights to purchase any of QXL's stock that may be issued by the Company in the future, unless such rights are specifically granted to the shareholders.

THE ANTICIPATED EFFECTS OF THE SHARE CONSOLIDATION

     (1) Reduction in the Number of Shareholders and Holders of ADSs and the Number of Outstanding Shares and ADSs. The Company believes that the Share Consolidation will reduce the number of record holders of ordinary shares and ADSs from approximately 12,983 and 40 to approximately 7,446 and 5, respectively. The Company also believes that the number of beneficial holders of ordinary shares and ADSs will be reduced significantly, though a precise estimate cannot be determined. Based on information provided by various brokers, the Company believes that approximately 8,950 beneficial holders of ADSs will have their equity interests liquidated as a result of the Share Consolidation. The Company believes that the Share Consolidation will reduce the number of ordinary shares and ADSs outstanding of record from approximately 915,263,039 and 229,036 to approximately 915,263 and 229, respectively, assuming 914,347,776 existing ordinary shares and 228,807 ADSs are eliminated. The Company also believes that completion of the Share Consolidation and the withdrawal of the ADSs from the Nasdaq Stock Market will cause the public market for ADSs to be substantially reduced or possibly eliminated. See "Effect on the Market for Shares and ADSs" below.

     At December 31, 2002, aggregate shareholders' equity in the Company was approximated at (3.74) million Pounds, or (0.4)p per ordinary share. It is expected that, as a result of the Share Consolidation and the elimination of fractional interests

  - aggregate shareholders' equity in the Company will remain at approximately (3.74) million Pounds (at December 31, 2002);
  - the book value per ordinary share will be decreased from approximately (0.4)p (at December 31, 2002) to (3.85) Pounds assuming the pro forma adjustments set out in the section below headed "Financial Effect of the Share Consolidation" are taken into account; and
  - net annual loss per ordinary share will be increased from (5.3)p to (52.75) Pounds assuming the pro-forma adjustments set out in section below headed "Financial Effects of the Share Consolidation" are taken intoaccount and also that the Company's future annual net income (including non-recurring income) will be the same as in fiscal 2002.

     See "Financial Effect of the Share Consolidation."

     (2) Termination of Exchange Act Registration. The Company's ordinary shares and ADSs are currently registered under the 1934 Act. Such registration may be terminated by the Company if the ordinary shares and ADSs are no longer beneficially owned by 300 or more U.S. persons. Termination of registration of the ordinary shares and ADSs under the 1934 Act would substantially reduce the information required to be furnished by the Company to its U.S. shareholders and holders of ADSs and to the Securities and Exchange Commission and would make certain provisions of the 1934 Act, such as many provisions relating to tender offers, no longer applicable to the Company.

     Accordingly, for a total expenditure by the Company of approximately 65,000 Pounds (excluding amounts payable to holders of fractional interests, which will be paid out of net sales proceeds) the Company estimates it will eliminate costs and expenses associated with continuance of the 1934 Act registration, which the Company estimates are approximately $585,000 on an annual basis. These amounts are expected to increase substantially in the future. The Company intends to apply for such termination as soon as practicable following effectiveness of the Share Consolidation.

     (3) Effect on Market for Shares and ADSs. The Company's ordinary shares are currently traded on the London Stock Exchange and, pending permission being granted for listing of the new ordinary shares, will continue to be traded on the London Stock Exchange. The ADSs trade on the Nasdaq Stock Market. In the event the registration of the ordinary shares and ADSs is terminated under the 1934 Act, the ADSs will cease to be eligible to be traded on the Nasdaq Stock Market and this source of liquidity will no longer be available. As part of the Share Consolidation, the Company plans to withdraw the ADSs from quotation on the Nasdaq Stock Market.

     Following consummation of the Share Consolidation, the Company will seek to have the ADSs quoted on the Pink Sheets(R). Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for over-the-counter or OTC securities. The Pink Sheets is not a stock exchange or a regulated entity. Price quotations are provided by OTC market makers and company information is provided by the OTC companies. In order for the ADSs to be quoted on the Pink Sheets, it is necessary that one or more broker-dealers act as market makers and sponsor the ADSs on the Pink Sheets. There can be no assurance that any broker-dealer will be willing to act as a market maker in the ADSs after the Share Consolidation and the subsequent termination of the registration of the Company's ordinary shares and the ADSs.

     Upon termination of the registration of the ordinary shares and ADSs under the 1934 Act, the reduction in public information in the U.S. concerning the Company and the termination of the Company's status as a reporting company will likely adversely affect the liquidity of the ADSs which in turn will likely have an adverse effect on the market value of the ADSs. If the ADSs are quoted on the Pink Sheets there may remain some liquidity in the ADSs following the Share Consolidation, but this liquidity is likely to be substantially less than that available through quotation on the Nasdaq Stock Market. If the ADSs are not quoted on the Pink Sheets, liquidity will be even further reduced. In addition, the increase in the per share price of the ADSs and the decrease in the number of ADSs outstanding as a result of the Share Consolidation may also adversely affect the liquidity and market value of the ADSs.

     (4) Change in Nominal Value. The ordinary shares currently have a nominal value of 0.1p each. Following consummation of the Share Consolidation, the ordinary shares will have a nominal value of 1 Pound.

     (5) Adjustment of Employee and Director Stock Options. Under the rules of the Company's share option schemes appropriate adjustments will be made to any outstanding employee or director stock options to reflect the Share Consolidation.

     (6) Adjustment of Convertible Bonds and Warrants. Under the terms of the Convertible Bonds and Warrants, appropriate adjustments will also be made to the terms of outstanding Convertible Bonds and Warrants to reflect the Share Consolidation.


POTENTIAL DETRIMENTS OF THE SHARE CONSOLIDATION TO SHAREHOLDERS AND HOLDERS OF ADSS; ACCRETION IN OWNERSHIP AND CONTROL OF CERTAIN SHAREHOLDERS

     As described in numbers (2) and (3) in the preceding section, potential detriments to the Company, its affiliates, and shareholders and holders of ADSs who remain as shareholders or holders of ADSs if the Share Consolidation is effected include decreased access to information in the U.S. and decreased liquidity for the ADSs. If the Share Consolidation is effected, the Company intends to terminate the registration of its ordinary shares and the ADSs under the 1934 Act. As a result of such termination, the Company will no longer be subject to the periodic reporting requirements of the 1934 Act. The liquidity and market value of the ADSs will likely be adversely affected by the Share Consolidation and by termination of the registration of the ordinary shares under the 1934 Act. See "The Anticipated Effects of the Share Consolidation -- Termination of Exchange Act Registration" and "Effect on Market for Shares and ADSs".

     Termination of the registration of the ordinary shares and ADSs under the 1934 Act, the reduction in public information in the U.S. concerning the Company, the termination of the Company's status as a reporting company, and withdrawal of the ADSs from Nasdaq Stock Market will likely adversely affect the liquidity of the ADSs which in turn will likely have an adverse effect on the market value of the ADSs. If the ADSs are quoted on the Pink Sheets there may remain some liquidity in the ADSs following the Share Consolidation, but this liquidity may be substantially less than that available through quotation on Nasdaq Stock Market. If the ADSs are not quoted on the Pink Sheets, liquidity will be even further reduced. In addition, the increase in the per share price of the ADSs and the decrease in the number of ADSs outstanding as a result of the Share Consolidation may also adversely affect the liquidity and market value of the ADSs.

     If the Share Consolidation is implemented, the officers and directors of the Company (and other holders of more than 1,000 existing ordinary shares) will not benefit by an increase in their percentage ownership of the Company's ordinary shares and in the net book value of their holdings. See "The Anticipated Effects of the Share Consolidation" and "Recommendation of the Board of Directors; Fairness of the Share Consolidation".

     It is expected that upon the completion of the Share Consolidation, the directors and executive officers of QXL and persons that may be considered to be their associates will beneficially own (as calculated for purposes of federal securities laws) approximately 90,700 new ordinary, or approximately 9.63% of the then issued and outstanding new ordinary shares (including shares subject to stock options exercisable within 60 days), as compared to 90,700,546 shares and approximately 9.63%, respectively, prior to the Share Consolidation. The Company's ordinary shares' book value will be (0.4) p prior to the Share Consolidation and (4.26) Pounds after the Share Consolidation (ignoring pro forma adjustments). The collective book value of the ordinary shares beneficially owned by officers and directors and persons that may be considered to be their associates as a group will be (386,384) Pounds prior to the Share Consolidation and (386,384) Pounds after the Share Consolidation.

     The Board of Directors did not retain either an investment bank or other financial adviser to render a report or opinion with respect to the fairness of the Share Consolidation to the Company or its shareholders and holders of ADSs or an unaffiliated representative to represent the unaffiliated shareholders of the Company and holders of ADSs in negotiating the terms of the Share Consolidation.

FINANCIAL EFFECT OF THE SHARE CONSOLIDATION

     The Share Consolidation is not expected to have any material adverse effect on the Company's capitalization, liquidity, results of operations or cash flow, but the Company anticipates realizing cost savings due to reduction in expenses related to being a U.S. reporting company.

     The Company expects to be able to finance the expense of effecting the Share Consolidation with cash on hand. Cash paid for fractional interests will be paid from the net sales proceeds of aggregate fractional interests by the Company (in the case of ordinary shares) or by The Bank of New York (in the case of ADSs).

     The following pro forma financial information presents the effect on the Company's historical financial position of the Share Consolidation, including expenses of the transactions described herein and taking into account the anticipated direct annual savings arising from the Share Consolidation described above. The unaudited pro forma balance sheets reflect the transaction as if it occurred on the balance sheet date. The unaudited pro forma statements of operations reflect the transaction as if it had occurred at the beginning of the period presented.

     The unaudited pro forma balance sheets are not necessarily indicative of what the Company's financial position would have been if the Share Consolidation had been effected on the dates indicated, or will be in the future. The information shown on the unaudited pro forma statements of operations is not necessarily indicative of the results of future operations.

     The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and accompanying footnotes of the Company, which are incorporated by reference into this Information Statement. See "Additional Information - Financial and Other Information."

                        UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT
   FOR THE TWELVE MONTH PERIOD ENDED MARCH 31, 2002 AND THE NINE MONTH PERIOD ENDED DECEMBER 31, 2002

                           HISTORICAL        PRO        PRO       HISTORICAL         PRO         PRO
                            9 MONTHS        FORMA      FORMA        YEAR TO         FORMA       FORMA
                               TO        ADJUSTMENTS            MARCH 31, 2002   ADJUSTMENTS
                          DECEMBER 31,
                              2002
CONSOLIDATED
PROFIT AND LOSS
DATA:
U.K. GAAP
---------
                                                       (IN THOUSANDS OF POUNDS)
REVENUE
OPERATIONS                       4,048             -    4,048            5,415             -     5,415
BEFORE
ACQUISITIONS
Acquisitions                       180             -      180                -             -         -
                          -------------  -----------  --------  ---------------  -----------  ---------
Continuing                       4,228             -    4,228            5,415             -     5,415
operations
Cost of sales                      (30)            -      (30)            (540)            -      (540)
                          -------------  -----------  --------  ---------------  -----------  ---------


                                       16

GROSS PROFIT                     4,198             -    4,198            4,875             -     4,875
                          -------------  -----------  --------  ---------------  -----------  ---------

Distribution costs             (13,169)            -  (13,169)         (31,830)            -   (31,830)
Administrative                  (5,373)          302   (5,071)         (13,691)          302   (13,389)
expenses
                          -------------  -----------  --------  ---------------  -----------  ---------
NET                            (18,542)          302  (18,240)         (45,521)          302   (45,219)
                          -------------  -----------  --------  ---------------  -----------  ---------
OPERATING
EXPENSES
OPERATING
LOSS
OPERATIONS                     (13,948)          302  (13,646)         (40,646)          302  (40,3446)
BEFORE
ACQUISITIONS
Acquisitions                      (396)            -     (396)               -                       -
                          -------------  -----------  --------  ---------------  -----------  ---------
CONTINUING                     (14,344)          302  (14,042)         (40,646)          302   (40,344)
OPERATIONS
Net interest receivable             98             -       98              716             -       716

                          -------------  -----------  --------  ---------------  -----------  ---------
LOSS ON ORDINARY
ACTIVITIES BEFORE              (14,246)          302  (13,944)         (39,930)          302   (39,628)
TAXATION
Tax on loss on                       -             -        -                -             -         -
ordinary activities
                          -------------  -----------  --------  ---------------  -----------  ---------
LOSS ON ORDINARY
ACTIVITIES AFTER               (14,246)          302  (13,944)         (39,930)          302   (39,628)
TAXATION
Equity minority                     52             -       52            2,000             -     2,000
interests
                          -------------  -----------  --------  ---------------  -----------  ---------
LOSS FOR THE                   (14,194)          302  (13,892)         (37,930)          302   (37,628)
FINANCIAL YEAR

                      HISTORICAL
                       9 MONTHS                            Historical
                          TO           PRO                   Year to        PRO
                       December       FORMA        PRO      March 31,      FORMA        PRO
                       31, 2002    ADJUSTMENTS    FORMA       2002      ADJUSTMENTS    FORMA
CONSOLIDATED
PROFIT AND LOSS
DATA (CONTINUED):
U.K. GAAP
---------
                                (IN THOUSANDS OF POUNDS EXCEPT FOR PER SHARE DATA)
RETAINED LOSS FOR
THE PERIOD . . . . .     (14,194)          302   (13,892)     (37,930)          302   (37,628)
                      ===========  ===========  =========  ===========  ===========  ==========
LOSS PER EQUITY
SHARE
- basic and diluted.      (1.6)p                (1,599)p       (5.3)p                 (5,275)p

          U.S. GAAP
          ---------
LOSS FOR THE PERIOD.        N/A                       N/A     (58,509)          302   (58,207)

LOSS PER EQUITY
SHARE
- basic and diluted         N/A                       N/A      (8.2)p                 (8,159)p


                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 2002


                                      HISTORICAL    PRO FORMA
                                       DECEMBER    ADJUSTMENTS
CONSOLIDATED BALANCE SHEET DATA:       31, 2002        (1)       PRO FORMA
                                      -----------  ------------  ----------
                                       (IN THOUSANDS OF POUNDS EXCEPT FOR
                                                PER SHARE DATA)
U.K. GAAP
---------
Total assets . . . . . . . . . . . .      13,373           302      13,675

Net assets / capital employed. . . .      (4,365)          302      (4,063)
Equity minority interest . . . . . .         627             -         627
                                      -----------  ------------  ----------
Total equity shareholders' funds . .      (3,738)          302      (3,436)
                                      ===========  ============  ==========
Book value per share at December 31,
2002 . . . . . . . . . . . . . . . .      (0.4)p                    (385)p


Note:

     (1) Represents the estimated annual direct cost savings of complying with Securities and Exchange Commission reporting requirements (see "Purpose of the Share Consolidation" for further detail) less the estimated cash costs of completing the Share Consolidation (which includes professional fees).

STOCK CERTIFICATES AND AMERICAN DEPOSITARY RECEIPTS

     If you hold a stock certificate representing your shares, your certificates will no longer be valid from the time that the new ordinary shares are admitted to trading on the London Stock Exchange. You will be mailed new certificates evidencing new ordinary shares shortly after consummation of the Share Consolidation. Upon receipt of the new certificate, you should destroy any old certificates. Pending dispatch of the new certificates, transfers of certificated new ordinary shares will be certified against the Company's share register.

     In connection with the Share Consolidation, the ADSs and QXL's ordinary shares will each be identified by a new Committee On Uniform Security Identification Procedures ("CUSIP") number. These new CUSIP numbers will appear on any ADRs and any stock certificates representing shares of QXL ordinary shares after the Share Consolidation.

     For holders of ADSs, The Bank of New York, will be responsible for the exchange of existing ADRs evidencing existing ADSs for new ADRs evidencing new ordinary shares and/or cash. In connection with the Share Consolidation, The Bank of New York will call for surrender of ADRs evidencing existing ADSs and will issue new ADRs specifically describing new ordinary shares. The Bank of New York will furnish such materials as are necessary to effect such surrender and instructions with regard to payment of cash for fractional interests. Do not send your ADRs to The Bank of New York until you have received a written request for surrender and followed the instructions therein.


                          FOREIGN CURRENCY INFORMATION

     QXL's financial statements, and many of the other figures in this Information Statement, are presented in British Pounds Sterling. The following table sets forth, for the periods and dates indicated, information concerning the Noon Buying Rates for British Pounds Sterling expressed in U.S. dollars per British Pound Sterling. The average is computed using the Noon Buying Rate on the last business day of each month (or shorter applicable period) during the period indicated.

        AVERAGE EXCHANGE RATES OF U.S. DOLLARS PER BRITISH POUND STERLING

                                                                     AVERAGE
                                                                   -----------
Year Ended March 31, 2001 . . . . . . . . . . . . . . . . . . . .     1.4737
Year Ended March 31, 2002 . . . . . . . . . . . . . . . . . . . .     1.4320


       SELECTED EXCHANGE RATES OF U.S. DOLLARS PER BRITISH POUND STERLING

     The table below shows the high and low exchange rate of U.S. dollars per British Pound Sterling for each month from April 2002 through February 2003:

                                                                HIGH     LOW
                                                              -------  ------
April 2002 . . . . . . . . . . . . . . . . . . . . . . . . .   1.4592  1.4310
May 2002 . . . . . . . . . . . . . . . . . . . . . . . . . .   1.4676  1.4474
June 2002. . . . . . . . . . . . . . . . . . . . . . . . . .   1.5285  1.4574
July 2002. . . . . . . . . . . . . . . . . . . . . . . . . .   1.5800  1.5206
August 2002. . . . . . . . . . . . . . . . . . . . . . . . .   1.5709  1.5192
September 2002 . . . . . . . . . . . . . . . . . . . . . . .   1.5700  1.5343
October 2002 . . . . . . . . . . . . . . . . . . . . . . . .   1.5708  1.5418
November 2002. . . . . . . . . . . . . . . . . . . . . . . .   1.5915  1.5440
December 2002. . . . . . . . . . . . . . . . . . . . . . . .   1.6095  1.5555
January 2003 . . . . . . . . . . . . . . . . . . . . . . . .   1.6482  1.5975
February 2003. . . . . . . . . . . . . . . . . . . . . . . .   1.6480  1.5727

The Noon Buying Rate for British Pound Sterling on March 12, 2003 was 1.00 Pound = $1.6129.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Summarized below are the material federal income tax consequences to the Company and holders of ordinary shares and ADSs resulting from the Share Consolidation. The following discussion is without regard to the particular facts and circumstances of each holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department Regulations issued pursuant to the Code and published rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular holders in light of their individual circumstances, such as holders who acquired their ordinary shares or ADSs through the exercise of options or otherwise as compensation. Many shareholders (such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, persons who hold shares or ADSs as part of a larger integrated financial transaction or straddle, corporate holders that own, directly or by attribution, 10.0% or more of QXL's outstanding share capital, and foreign persons) may be subject to special tax rules. In addition, this summary does not discuss any state, local, foreign, or other tax considerations.

     This summary assumes that you are one of the following: (1) an individual citizen or resident of the United States; (2) a corporation or other entity that is taxable as a corporation that is created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate, the income is subject to taxation in the United States regardless of its source;
(4) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a partnership, to the extent the interest therein is owned by any of the persons in the preceding
clauses and are not resident in United Kingdom for U.K. tax purposes.   Persons
in one of the preceding categories are sometimes referred to, for purposes of this summary, as "U.S. holders." Persons who do not fall into one of the above categories are referred to as "Non-U.S. holders." This summary also assumes that you have held and will continue to hold your ordinary shares or ADSs as capital assets for investment purposes under the Code.

     You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of your specific circumstances.

     We believe that the Share Consolidation will be treated as a tax-free "recapitalization" for federal income tax purposes. This will result in no material federal income tax consequences to the Company.

Federal Income Tax Consequences to Holders Who Hold Ordinary Shares or ADSs in Multiples of 1,000 on the Record Date

     If you (1) continue to hold ordinary shares or ADSs immediately after the Share Consolidation, and (2) you would not otherwise be entitled to receive a fractional ordinary share or ADS as a result of the Share Consolidation, you will not recognize any gain or loss in the Share Consolidation. Your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately after the Share Consolidation will be equal to your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately prior to the Share Consolidation, and you will have the same holding period in your ordinary shares or ADSs as you had in such ordinary shares or ADSs immediately prior to the Share Consolidation.

Federal Income Tax Consequences to Holders Who Do Not Hold Ordinary Shares or ADSs in Multiples of 1,000 on the Record Date

     If you would otherwise be entitled to receive a fractional share or ADS as a result of the Share Consolidation, your tax consequences will depend on whether you or a person or entity related to you continues to hold ordinary shares or ADSs immediately after the Share Consolidation, as explained below. THE FOLLOWING DISCUSSION IS SUBJECT TO THE DISCUSSION UNDER THE SUBHEADING "PRIVATE FOREIGN INVESTMENT COMPANY CONSIDERATIONS."

Holders Who Cease to Hold Ordinary Shares or ADSs as a Result of the Share Consolidation

     If you (1) would otherwise be entitled to receive a fractional ordinary share or ADS as a result of the Share Consolidation, (2) you do not continue to hold any ordinary shares or ADSs immediately after the Share Consolidation, and
(3) you are not related to any person or entity which holds ordinary shares or ADSs immediately after the Share Consolidation, you will recognize capital gain or loss. If you receive cash in lieu of fractional interests, the amount of capital gain or loss you recognize will equal the difference between the cash you receive for the fractional interest and your aggregate adjusted tax basis in such ordinary shares or ADSs. If you do not receive cash, you will recognize a capital loss equal to your aggregate adjusted tax basis in such ordinary shares or ADSs.

     If you are related to a person or entity who continues to hold ordinary shares or ADSs immediately after the Share Consolidation, you will recognize gain or loss in the same manner as set forth in the previous paragraph, provided that your receipt of cash either (1) is "not essentially equivalent to a dividend" or (2) is a "substantially disproportionate redemption of stock," as described below.

  - "Not Essentially Equivalent to a Dividend." You will satisfy the "not essentially equivalent to a dividend" test if the reduction in your proportionate interest in the Company resulting from the Share Consolidation is considered a "meaningful reduction" given your particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority shareholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will meet this test.

  - "Substantially Disproportionate Redemption of Stock." The receipt of cash in the Share Consolidation will be a "substantially disproportionate redemption of stock" for you if the percentage of the outstanding ordinary shares or ADSs owned by you immediately after the Share Consolidation is less than 80% of the percentage of ordinary shares or ADSs owned by you immediately before the Share Consolidation.

     In applying these tests, you will be treated as owning shares or ADSs actually or constructively owned by certain individuals and entities related to you. If your receipt of cash in exchange for ordinary shares or ADSs does not give rise to capital gain or loss under any of the tests, it will be treated first as ordinary dividend income to the extent of your ratable share of QXL's undistributed earnings and profits, then as a tax-free return of capital to the extent of your aggregate adjusted tax basis in your shares, and any remaining amount will be treated as capital gain. See "Capital Gain and Loss" below.

     Any cash payment you receive for ordinary shares will be paid in British Pounds Sterling. You should determine the U.S. dollar amount includible in your income by reference to the exchange rate in effect on the day you receive the payment. If you convert the payment into dollars on the day you receive it, you should not be required to recognize foreign currency gain or loss.

Holders Who Both Would Otherwise Be Entitled to Receive Fractional Ordinary Shares or ADSs and Continue to Hold Ordinary Shares or ADSs Immediately After the Share Consolidation.

     If you both would otherwise be entitled to receive a fractional ordinary share or ADS as a result of the Share Consolidation and continue to hold ordinary shares or ADSs immediately after the Share Consolidation, you generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of aggregate fair market value of your ordinary shares or ADSs plus the cash received over your adjusted tax basis in the shares or ADSs, or
(2) the amount of cash received in the Share Consolidation. Your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately after the Share Consolidation will be equal to your aggregate adjusted tax basis in your ordinary shares or ADSs held immediately prior to the Share Consolidation, increased by any gain recognized in the Share Consolidation, and decreased by the amount of cash received in the Share Consolidation.

     Any gain recognized in the Share Consolidation will be treated, for federal income tax purposes, as capital gain, provided that your receipt of cash either
(1) is "not essentially equivalent to a dividend" with respect to you, or (2) is a "substantially disproportionate redemption of stock" with respect to you. (Each of the terms in quotation marks in the previous sentence is discussed above under the heading "--Holders Who Cease to Hold Ordinary Shares or ADSs as a Result of the Share Consolidation."). In applying these tests, you will be treated as owning ordinary shares or ADSs held by certain individuals and entities related to you, and you may possibly take into account sales of ordinary shares or ADSs that occur substantially contemporaneously with the Share Consolidation. If your gain is not treated as capital gain under any of these tests, the gain will be treated as ordinary dividend income to you to the extent of your ratable share of QXL's undistributed earnings and profits, then as a tax-free return of capital to the extent of your aggregate adjusted tax basis in your shares, and any remaining gain will be treated as a capital gain. See "Capital Gain and Loss" below.

     Please see the final paragraph of "--Holders Who Cease to Hold Ordinary Shares or ADSs as a Result of the Share Consolidation" with regard to conversion of payments received in lieu of fractional ordinary shares from British Pounds Sterling into dollars.

Capital Gain and Loss

     For individuals, net capital gain (defined generally as your total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months generally will be subject to tax at a rate not to exceed 20%. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations. There are limitations on the deductibility of capital losses.

Passive Foreign Investment Company Considerations

     In its Form 20-F for the fiscal year ended March 31, 2002, the Company stated that is was likely to be treated as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes for the fiscal year ended March 31, 2002. However, an actual determination of PFIC status is factual in nature and will depend on, among other things, a valuation of our assets, including goodwill and other intangible assets.

     A company will be classified as a PFIC in a particular taxable year if either:

     - 75.0% or more of its gross income for the taxable year is passive income; or

     - on average for the taxable year the percentage of the value of its assets that produce or are held for the production of passive income is at least 50.0%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

     If the Company is a PFIC with respect to any U.S. holder, generally any gain recognized by a U.S. holder upon the disposition of ADSs or shares is not entitled to capital gain treatment upon such disposition and a non-deductible interest charge is imposed to reflect the holder's deferral of tax on such income allocated to prior taxable years. As a result, any gain upon such disposition would be treated as ordinary income.

     This special PFIC rule generally would not apply to the receipt of cash pursuant to the Share Consolidation, however, if, in the first year of such holder's ownership of ordinary shares or ADSs QXL was a PFIC ("Initial Year"), the holder either (x) made an election to treat QXL as a qualified electing fund to include in income on a current basis such holder's share of the income or gain of QXL ("QEF Election") or (y) made an election ("Mark-to- Market Election") to recognize on a current basis increases or decreases in the value of the holder's Securities. If the holder did not make a QEF Election in the Initial Year but did make a QEF Election in a subsequent year, the special PFIC rule also generally would not apply if such holder had made an additional election ("Purging Election") to include certain amounts in income with respect to its Securities in the year the Purging Election was made.

     Any U.S. Holder who believes that QXL is or may be a PFIC with respect such holder is urged to consult its tax advisors.

Non-U.S. Holders

     A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized upon the receipt of cash in lieu of fractional ordinary shares or ADSs pursuant to the Share Consolidation unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a non-US Holder who is a non-resident alien individual, such holder is present in the United States for 183 days or more and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States. Non-US Holders should also consult applicable treaties, if any, which may exempt them from US taxation on any such gain.

Backup Withholding

     Holders of ADSs will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to The Bank of New York in connection with the Share Consolidation to avoid backup withholding requirements that might otherwise apply. The letter of transmittal will require each shareholder to deliver such information when ADRs are surrendered following the Record Date. Failure to provide such information may result in backup withholding at a rate of 30% on the gross amount of any payments. Backup withholding is not generally applicable to payments in lieu of fractional interests of less than $20.


     As explained above, the amounts paid to you as a result of the Share Consolidation may result in dividend income, capital gain income, or some combination of dividend and capital gain income to you depending on your individual circumstances. You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the transaction, in light of your specific circumstances.


               PRICE RANGE OF ORDINARY SHARES AND ADSS; DIVIDENDS

     PRICE RANGE

     GENERAL

     QXL's shares have been quoted on the Official List of the United Kingdom Listing Authority and traded on the London Stock Exchange, which is QXL's principal trading market, under the symbol "QXL" since October 7, 1999. ADSs are listed on the Nasdaq Stock Market and have traded under the symbol "QXLC" since October 7, 1999.

     TRADING HISTORY

     The table below sets forth the high and low bid prices of our ordinary shares on the London Stock Exchange and of our ADSs as reported by the Nasdaq Stock Market for the periods indicated. All information gives effect to an increase in the amount of ordinary shares per ADS from 25 to 250, effective December 31, 2001.

                                    LONDON STOCK EXCHANGE        NASDAQ STOCK MARKET
                             ----------------------------------  -------------------

                               PRICE PER ORDINARY SHARE (PENCE)    PRICE PER ADS ($)
                             ----------------------------------  -------------------
                                   HIGH              LOW          HIGH       LOW
                             ----------------  ----------------  -------  ----------
QUARTER ENDED
-------------
March 31, 2001 . . . . . .             17.50              4.00    75.47       16.25
June 30, 2001. . . . . . .              9.75              4.25    44.20       15.00
Sept. 30, 2001 . . . . . .              6.50              2.00    24.90        7.50
Dec. 31, 2001. . . . . . .              3.75              2.00    15.50        8.00
March 31, 2002 . . . . . .              3.00              0.90    11.55        3.25
June 30, 2002. . . . . . .              1.00              0.35     4.15        1.00
Sept. 30, 2002 . . . . . .              0.55              0.30     2.25        1.10
Dec. 31, 2002. . . . . . .              0.70              0.29     3.25        1.16

---------------

     The table below sets forth the average daily trading volume of our ordinary shares on the London Stock Exchange and of our ADSs as reported by the Nasdaq
Stock  Market  for  the  periods  indicated.

                                LONDON STOCK EXCHANGE           NASDAQ STOCK MARKET
                            -----------------------------  -----------------------------

                            AVERAGE DAILY TRADING VOLUME   AVERAGE DAILY TRADING VOLUME
                                  (ORDINARY SHARES)                   (ADSS)
                            -----------------------------  -----------------------------
QUARTER ENDED
-------------
March 31, 2001 . . . . . .                    5,481,973                            2,590
June 30, 2001  . . . . . .                    9,434,409                            9,982
Sept. 30, 2001 . . . . . .                    6,310,015                            1,712
Dec. 31, 2001  . . . . . .                    7,688,984                            1,249
March 31, 2002 . . . . . .                   11,404,471                            2,413
June 30, 2002  . . . . . .                   10,347,620                            1,294
Sept. 30, 2002 . . . . . .                    4,708,087                              700
Dec. 31, 2002. . . . . . .                    2,292,019                            1,374

---------------

STOCK REPURCHASES BY COMPANY

     The Company made no purchases of its ordinary shares or ADSs during each quarter of the fiscal years ended March 31, 2002 and 2001 and the first three quarters of the fiscal year ending March 31, 2003.

DIVIDENDS

     The Company has not paid dividends since inception.



                             ADDITIONAL INFORMATION

FINANCIAL AND OTHER INFORMATION

     The following selected consolidated profit and loss account data for the nine months ended December 31, 2002 and 2001 and the years ended March 31, 2002 and 2001 and the consolidated balance sheet data as at December 31, 2002 and March 31, 2002 and 2001 are derived from our audited consolidated financial statements and the related notes appearing in the Company's 2002 and 2001 Annual Reports on Form 20-F filed with the Securities and Exchange Commission (and filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission relating to this transaction) and, for the nine months ended December 31, 2002 and 2001, on the Company's unaudited financial statements submitted to the Securities and Exchange Commission on the Company's periodic report on Form 6-K dated February 14, 2003. The Schedule 13E-3 and Form 6-K are available on the Securities and Exchange Commission's web site at http://www.sec.gov. These figures have been prepared in conformity with U.K. GAAP, which differs from U.S. GAAP.

CONSOLIDATED PROFIT AND LOSS
DATA:                            (UNAUDITED)  (Unaudited)
U.K. GAAP                           2002         2001        2002      2001
-------------------------------  -----------  -----------  --------  ---------
                                            (IN THOUSANDS OF POUNDS)
REVENUE
OPERATIONS BEFORE ACQUISITIONS.       4,048        4,171     5,415     15,055
Acquisitions. . . . . . . . . .         180            -         -          -
                                 -----------  -----------  --------  ---------
Continuing operations . . . . .       4,228        4,171     5,415     15,055
Cost of sales . . . . . . . . .         (30)        (547)     (540)   (12,402)
                                 -----------  -----------  --------  ---------
GROSS PROFIT. . . . . . . . . .       4,198        3,624     4,875      2,653
                                 -----------  -----------  --------  ---------

Distribution costs. . . . . . .     (13,169)     (20,408)  (31,830)  (116,332)
Administrative expenses . . . .      (5,373)      (9,362)  (13,691)   (28,590)
                                 -----------  -----------  --------  ---------
NET OPERATING EXPENSES. . . . .     (18,542)     (29,770)  (45,521)  (144,922)
                                 -----------  -----------  --------  ---------
OPERATING LOSS
OPERATIONS BEFORE
ACQUISITIONS. . . . . . . . . .     (13,948)     (26,146)  (40,646)  (142,269)
Acquisitions. . . . . . . . . .        (396)           -         -          -
                                 -----------  -----------  --------  ---------
CONTINUING
OPERATIONS. . . . . . . . . . .     (14,344)     (26,146)  (40,646)  (142,269)
Share of loss of joint venture.           -            -         -     (3,417)
                                 -----------  -----------  --------  ---------
Loss on ordinary activities
before interest . . . . . . . .     (14,344)     (26,146)  (40,646)  (145,686)
Net interest receivable . . . .          98          441       716      2,541

                                 -----------  -----------  --------  ---------
LOSS ON ORDINARY ACTIVITIES
BEFORE TAXATION . . . . . . . .     (14,246)     (27,705)  (39,930)  (143,145)
Tax on loss on ordinary
activities. . . . . . . . . . .           -            -         -          -
                                 -----------  -----------  --------  ---------
LOSS ON ORDINARY ACTIVITIES
AFTER TAXATION. . . . . . . . .     (14,246)     (27,705)  (39,930)  (143,145)
Equity minority interests . . .          52        1,313     2,000      4,105
                                 -----------  -----------  --------  ---------
LOSS FOR THE FINANCIAL YEAR . .     (14,194)     (24,392)  (37,930)  (139,040)
                                 -----------  -----------  --------  ---------

                                    NINE MONTHS ENDED              YEAR ENDED
                                        DECEMBER 31,                MARCH 31,
                                 ----------------------------------------------------
CONSOLIDATED PROFIT AND LOSS
DATA (CONTINUED):                   2002         2001
U.K. GAAP                        (Unaudited)  (Unaudited)      2002         2001
-------------------------------------------------------------------------------------
                                 (IN THOUSANDS OF POUNDS EXCEPT FOR PER SHARE DATA)

RETAINED LOSS FOR THE FINANCIAL
YEAR. . . . . . . . . . . . . .     (14,194)       (24,392)    (37,930)    (139,040)
                                 ===========  =============  ===========  ===========
LOSS PER EQUITY SHARE
- basic and diluted . . . . . .        (1.6)p         (3.3)p      (5.3)p      (30.0)p

     U.S. GAAP
     ---------
LOSS FOR THE FINANCIAL YEAR . .         N/A            N/A     (58,509)    (608,739)
LOSS PER EQUITY SHARE
- basic and diluted . . . . . .         N/A            N/A        (8.2)p     (131.6)p


                                            AS AT DECEMBER 31,           AS AT MARCH 31,
                                           --------------------  --------------------------------
                                                   2002
CONSOLIDATED BALANCE SHEET DATA:               (UNAUDITED)            2002             2001
                                           --------------------  ---------------  ---------------

U.K. GAAP                                     (IN THOUSANDS OF POUNDS EXCEPT FOR PER SHARE DATA)
---------
Total assets. . . . . . . . . . . . . . .               13,373            29,585          63,005

Net assets / capital employed . . . . . .               (4,365)            9,662          44,200
Equity minority interest. . . . . . . . .                  627               733          (2,625)
                                           --------------------  ---------------  ---------------
Total equity shareholders' funds. . . . .               (3,738)           10,395          41,575
                                           ====================  ===============  ===============
Book value per share at December 31, 2002               (0.4)p                 -               -

U.S. GAAP
---------
Equity shareholders' funds under U.S.
GAAP. . . . . . . . . . . . . . . . . . .  N/A                            16,800          52,681

SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). Losses for the years ended March 31, 2002 and 2001 were 37.9 million Pounds and
139.0 million Pounds respectively. Net losses under U.S. GAAP for the years ended March 31, 2002 and 2001 were 58.5 million Pounds and 608.7 million Pounds respectively.

     The following are the material differences between U.K. GAAP and U.S. GAAP with respect to net loss in the year ended March 31, 2002 and the nine months ended 31 December 2002, none of which affected our gross margin:

- Under U.K. GAAP the value of the shares used as consideration in an acquisition is set at the date that the relevant share-for-share exchange is completed, whereas under U.S. GAAP the value of the shares used as consideration is set at the date of the announcement of agreement. As the announcement of the acquisitions in the year ended March 31, 2002 was concurrent with the consummation of the acquisitions, there is no difference between U.S. and U.K. GAAP in the year ended March 31, 2002.

- Under U.K. GAAP, a significant amount of the goodwill arising out of acquisitions was written off in the year to March 31, 2002 as an exceptional impairment provision. Under U.S. GAAP an additional impairment charge of 0.6 million Pounds was made in the year ended March 31, 2002 to revalue the goodwill based on the anticipated future cash flows of the businesses acquired. As a result of this impairment, the valuation of goodwill being shown under both U.K. and U.S. GAAP for that period is comparable, however the charge to net loss under U.S. GAAP is higher than that under U.K. GAAP due to the higher value of goodwill arising under U.S. GAAP.

- Under U.K. GAAP, capitalized goodwill is amortised on a straight-line basis over its expected useful economic life. The expected useful economic life is up to 39 months from the date of acquisition based on future expected earnings. In the nine months to December 31, 2002, 5,363,000 Pounds of goodwill was therefore amortised. Under U.S. GAAP, SFAS 142 (see "Recently Issued Accounting Pronouncements" below) would prohibit the amortisation of goodwill and indefinite lived intangible assets.

- Under U.K. GAAP, the proceeds allocated to warrants issued were based on the market price of our ordinary shares at the time of issue taking into account the exercise price of the warrants. Under U.S. GAAP, the proceeds from the issuance of debt instruments with detachable warrants must be allocated based on the relative fair values of the debt and warrant instruments. The proceeds allocated to the warrants are recorded in Equity Shareholders' Funds. The proceeds allocated to the 2% Convertible Bonds represent the initial carrying value of the debt with the difference between carrying value and the respective face value representing a debt discount. This discount is amortised to interest expense over the term of the related 2% Convertible Bonds using the effective interest method.

- The conversion price per share of the 2% Convertible Bonds "resets" upon certain events. Such resetting has resulted in a beneficial conversion feature to the holders. Under U.K. GAAP, there is no accounting recognition of the beneficial conversion feature as a result of these resets. Under U.S. GAAP, the beneficial conversion feature is measured and recorded as a debt discount and amortised over the period until the debt is convertible. As the 2% Convertible Bonds are immediately convertible at the holder's discretion, the beneficial conversion feature has been charged to interest expense at the time of reset and a corresponding amount recorded in Equity Shareholders' Funds.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combination. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortised negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortised. SFAS 141 also requires that upon adoption of SFAS 142 we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortisation of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortisation period of intangible assets that have finite lives.

If the Share Consoldiation is not implemented and the Company is still required to report under US GAAP, we will adopt the provisions of SFAS 142 for the year ending March 31, 2003. SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of the year ending March 31, 2003, if the Company is still required to report under US GAAP. We have not yet determined what effect these impairment tests will have on our earnings and financial position. At March 31, 2002, we had unamortised goodwill of approximately 10.7 million Pounds under US GAAP. Total goodwill amortisation was approximately 13.4 million Pounds for the year ended March 31, 2002 which will not be incurred in the year ending March 31, 2003 under US GAAP.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. This standard will be effective for our fiscal year ending March 31, 2004, however early adoption is permitted. This standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This standard requires that the obligation associated with the retirement of the tangible long-lived assets is capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. We are currently assessing the impact that the future adoption of this standard will have on our financial position and results of operations.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of this standard to have a material effect on our financial statements.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. We do not expect the adoption of this standard to have a material effect on our financial statements.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We are assessing the requirements of SFAS 146 and the effects, if any, on our financial statements.

BOOK VALUE PER SHARE

     891,324,743 ordinary shares were deemed outstanding for purposes of the calculation of book value per ordinary share at December 31, 2002.


DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age, and position of each of our directors and executive officers as at February 19, 2003:

                                           TERM
NAME                                 AGE  EXPIRES            POSITION
-----------------------------------  ---  -------  ----------------------------
Jonathan Brereton Bulkeley(1)(2)(3)   42     2003  Chairman of the Board
James Malcolm Rose(3) . . . . . . .   41     2004  Deputy Chairman of the Board
Jan Gesmar-Larsen (1)(2). . . . . .   42     2004  Non-executive Director
Thomas Peter Power(2)(3). . . . . .   39     2004  Non-executive Director
                                                   Chief Executive Officer and
Mark Xavier Zaleski(4). . . . . . .   40       --  Director
                                                   Chief Financial Officer and
Robert Simon Dighero(4) . . . . . .   36       --  Director

---------------
(1)  Member of the Audit Committee
(2)  Member of the Remuneration Committee
(3)  Member of the Nomination Committee
(4) Directors that also serve as executive officers must be re-elected as directors by shareholders at least once every three years.

     The business address of each of our directors and executive officers is Landmark House, Hammersmith Bridge Road, London W6 9EJ, England.

     Jonathan Brereton Bulkeley has served as our Chairman of the Board since February 1998. He is the Chairman and Chief Executive Officer of Lifeminders, Inc. and was Chief Executive Officer of barnesandnoble.com, Inc. from January 1999 to January 2000. From July 1995 to December 1998, he was Managing Director of America Online Inc.'s joint venture with Bertelsmann AG Online to provide interactive on-line services in the United Kingdom. From March 1993 to June 1995, Mr. Bulkeley was Vice President of Business Development at America Online in the United States. He was also General Manager of Media, responsible for the development and production of all America Online media partnerships. Before joining America Online, Mr. Bulkeley was Director of Marketing and Development for Money Magazine and held sales and marketing positions at Time and Discover Magazines. Mr. Bulkeley is a director of Rocket Networks, Inc., Lifeminders.com, Inc., Readers Digest Association, Instant DX, Global Commerce Zone, Milliken & Company and Cross Media Marketing. Mr. Bulkeley received a B.A. from Yale University.

     James Malcolm Rose has served as our non-executive Deputy Chairman since November 2001 and from May 1999 to November 2001 served as our Chief Executive Officer. He has served as a director since May 1999. In May 2002 Mr. Rose was appointed Chief Executive Officer of Media Planning Group U.S., a division of Havas. From August 1998 to May 1999, he served as Chief Executive Officer of United Information Group, the marketing information subsidiary of United Business Media. From November 1996 to August 1998, Mr. Rose was Chief Executive Officer of Blackwell Information Services, a global provider of academic and professional information. From December 1993 to November 1996, he was Managing Director in the United Kingdom, Ireland and South Africa for Dun & Bradstreet/ACNielsen. He was previously with Deloitte & Touche as a management consultant. He received an M.B.A. from the Kellogg School of Management at Northwestern University, Chicago. Mr. Rose is currently a director of MORI (Market & Opinion Research International Ltd) and Articulate Online Holdings.

     Jan Gesmar-Larsen joined the board as a non-executive director in May 2002. Mr. Gesmar-Larsen was head of the European operations of Dell Computer Corporation between 1997 and 1999 and European President of Apple Computer, Inc. from 1996 to 1997. Prior to working with Apple, he held senior positions at Compaq Computer Corporation International and Olivetti. He currently serves as a non-executive director of Bang & Olufsen A/S, Capital One Inc. Europe, and Danske Venture Partners and on the advisory board of Apax Partners Holding Limited.

     Thomas Peter Power was appointed a non-executive director in February 2002. He is the Chairman and founder of The Ecademy, the E-business network, which has over 10,000 members globally. Prior to founding The Ecademy in 1998, Mr. Power was managing director of the TDS Group, Inc. In addition to his responsibilities with The Ecademy, Mr. Power is self-employed as a strategic consultant and has published four books on the topic of e-business. Mr. Power is a director of The Ecademy Limited, Easi Solutions plc and Routecause Limited.

     Mark Xavier Zaleski was appointed Chief Executive Officer in November 2001 after joining QXL as Chief Operating Officer in October 2000 from Webvan Group, Inc., where he was the President of Webvan Operations, Inc. and Senior Vice President of Area Operations for the Webvan Group. Prior to joining Webvan in December 1998, Mr. Zaleski served as Senior Vice President/Group Managing Director for Central Europe, and earlier for Western Europe, for ACNielsen Corporation. From September 1985 to July 1994, he held a variety of senior management positions in the European operations of the Federal Express Corporation. Mr. Zaleski holds a Masters in Business degree from the European University, Belgium.

     Robert Simon Dighero has served as our Chief Financial Officer since June 1998 and as a Director since August 1999. From October 1995 to June 1998, Mr. Dighero was the Chief Financial Officer of AOL UK. From January 1995 to October 1995, Mr. Dighero worked for Bertelsmann, focusing on acquisition strategies in the new media sector. He also previously had worked as a management consultant at Bain and Company. Mr. Dighero received an M.A. (Hons.) and an M.Eng. (Hons.) from Cambridge University and received an M.B.A. with Dean's List honors from INSEAD in France.

AFFILIATED SHAREHOLDERS

     The following table sets forth information with respect to the ownership of ordinary shares by:

     -    our directors and executive officers; and

     -    associates of our directors and executive officers.

     Shares subject to options currently exercisable, or exercisable within 60 days of the date thereof, are deemed beneficially owned for purposes of computing the percentage of shares owned by the person holding such options, but are not deemed beneficially owned for purposes of computing the percentage of shares owned by any other person. Unless otherwise indicated in the footnotes to the following table, the following persons have sole vesting and sole investment control with respect to our ordinary shares they beneficially own.

     The percentage of ownership for each shareholder at February 19, 2003 is based on 915,263,039 ordinary shares outstanding as at February 19,2003. The percentage of ownership for each shareholder following the Share Consolidation is based on an estimated 915,263 ordinary shares outstanding following the Share Consolidation. Post-Share Consolidation ownership assumes appropriate adjustments to outstanding employee or director stock options to reflect the Share Consolidation under the rules of the Company's share option schemes. None of our ordinary shareholders have different voting rights from one another or taken together as a group.

                           PRE-SHARE CONSOLIDATION          POST-SHARE CONSOLIDATION
                       ------------------------------  ---------------------------------


                         ORDINARY     PERCENTAGE OF                      PERCENTAGE OF
NAME                      SHARES     ORDINARY SHARES   ORDINARY SHARES  ORDINARY SHARES
---------------------  BENEFICIALLY    BENEFICIALLY     BENEFICIALLY      BENEFICIALLY
                          OWNED           OWNED             OWNED            OWNED
                       ------------  ----------------  ---------------  ----------------
DIRECTORS:

Jonathan Bulkeley (1)     8,879,080             0.96%            8,879             0.96%



                                       30

                           PRE-SHARE CONSOLIDATION          POST-SHARE CONSOLIDATION
                       ------------------------------  ---------------------------------


                         ORDINARY     PERCENTAGE OF                      PERCENTAGE OF
NAME                      SHARES     ORDINARY SHARES   ORDINARY SHARES  ORDINARY SHARES
---------------------  BENEFICIALLY    BENEFICIALLY     BENEFICIALLY      BENEFICIALLY
                          OWNED           OWNED             OWNED            OWNED
                       ------------  ----------------  ---------------  ----------------

James Rose (2). . . .     3,000,000             0.33%            3,000             0.33%
Mark Zaleski(3) . . .     5,500,000             0.60%            5,500             0.60%
Robert Dighero (4). .     8,324,026             0.90%            8,324             0.90%
Jan Gesmar-Larsen(5).     2,000,000             0.22%            2,000             0.22%
Thomas Power(6) . . .     2,000,000             0.22%            2,000             0.22%
All directors and
executive officers
as a group (six
persons at
February 19,
2003) . . . . . . . .    29,703,106             3.16%           29,703             3.16%
                       ==============  ==============  ===============  ================
ASSOCIATES OF THE
ABOVE-
REFERENCED
PERSONS:
Apax UK VI LP
(7) . . . . . . . . .    60,997,440             6.66%           60,997             6.66%


     ---------------
     (1) As at February 19, 2003, included options to acquire 5,125,000 ordinary shares exercisable within 60 days of that date.

     (2) As at February 19, 2003, included options to acquire 3,000,000 ordinary shares exercisable within 60 days of that date.

     (3) As at February 19, 2003, included options to acquire 5,500,000 ordinary shares exercisable within 60 days of that date.

     (4) As at February 19, 2003, included options to acquire 8,324,026 ordinary shares exercisable within 60 days of that date.

     (5) As at February 19, 2003, included options to acquire 2,000,000 ordinary shares exercisable within 60 days of that date.

     (6) As at February 19, 2003, included options to acquire 2,000,000 ordinary shares exercisable within 60 days of that date.

     (7) All the shares are owned by Apax U.K. VI LP. The shares disclosed above relate to the total holding of Apax U.K. VI LP, of which Apax Partners Limited is the manager. Mr. Gesmar-Larsen is a member of the advisory board of Apax Partners Holding Limited, which is the parent company of Apax Partners Limited. Mr. Gesmar-Larsen disclaims beneficial ownership of the shares held on record by Apax U.K. VI LP.

COST OF PROXY SOLICITATION AND THE SHARE CONSOLIDATION

     The cost of preparing, assembling and mailing this information statement will be paid by the Company. Solicitation by mail, telephone, facsimile, or personal solicitation may also be done by directors, executive officers, or regular employees of the Company and its subsidiaries, for which they will receive no additional compensation. Brokerage houses and other nominees, fiduciaries, and custodians nominally holding the Company's ordinary shares will be given the opportunity to forward proxy soliciting material to the beneficial owners of such shares. The Bank of New York will be reimbursed for its expenses in forwarding these materials to holders of ADSs.

     Payment for fractional ordinary shares, if not subject to retention by the Company, will be made out of the net proceeds received for the sale of aggregated fractional interests. Payment for fractional ADSs will be made out of the sale of the ordinary shares underlying the aggregated fractional ADSs by The Bank of New York. The following is an estimate of the costs incurred or expected to be incurred by the Company in connection with the Share Consolidation. Final costs of the transaction may be greater than the estimates shown below.

Professional fees, disbursements and other charges          65,000 Pounds
  Total                                                     65,000 Pounds

     The Company intends to finance the expenses of the Share Consolidation, other than payment for fractional interests, as discussed above, by using cash on hand. See also "The Anticipated Effects of the Share Consolidation --Financial Effect of the Share Consolidation."

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 233 Broadway New York, New York 10279 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports and other information are available from the EDGAR filings obtained through the Securities and Exchange Commission Internet Website (http://www.sec.gov.)